BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

April 28, 2010

Management Proxy Circular

Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Barrick Gold Corporation

March 12, 2010

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick’s Annual Meeting of Shareholders to be held on Wednesday, April 28, 2010 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on the Company’s performance in 2009 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form.

If you are unable to attend the meeting in person, you may listen to a live web cast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m., Toronto time. The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual Meeting.

Sincerely,

Peter Munk
Chairman

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of Annual Meeting of Shareholders

NOTICE is hereby given that the Annual Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, April 28, 2010 at 10:00 a.m. (Toronto time) in order to:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2009 and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	consider the advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Proxy Circular; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

Barrick’s Board of Directors has fixed the close of business on March 3, 2010 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares. A holder of record of Barrick common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

DATED at Toronto, Ontario, this 12th day of March, 2010.

By Order of the Board of Directors,

Sybil E. Veenman
Senior Vice-President, Assistant General Counsel and Secretary

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on April 27, 2010 or the last business day prior to any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Shareholders may direct questions and requests for assistance to Barrick’s information agent for the Meeting, Kingsdale Shareholder Services Inc., at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; telephone: 1-866-581-1489 (within Canada and the United States) or 416-867-2272; facsimile: 1-866-545-5580 (within Canada and the United States) or 416-867-2271; email: contactus@kingsdaleshareholder.com.

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Wednesday, April 28, 2010 in the John Bassett Theatre of the Metro Convention Centre, 255 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

GENERAL INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of Cdn$45,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 23, 2010.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If your Barrick Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

Unless otherwise indicated, the information in this Circular is given as at March 1, 2010.

Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to “US$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The annual average exchange rate for 2009 reported by the Bank of Canada was US$1.00 = Cdn$1.1420.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PART ONE — VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on:

•	the election of directors who will serve until the next annual meeting of shareholders;

•	the appointment of auditors that will serve until the next annual meeting of shareholders and authorization of the Board of Directors to set their remuneration; and

•	the advisory resolution to accept the approach to executive compensation disclosed in the Circular.

Who Can Vote

The record date for the Meeting is Wednesday, March 3, 2010. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick Common Shares. A holder of Barrick Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Voting Your Barrick Common Shares

     Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “— Voting by Proxy”.

     Non-registered Shareholders

Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

(1)	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

(2)	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, you may still vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

     Your Proxy Vote

On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 27, 2010 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

Proxies should be delivered to CIBC Mellon Trust Company, by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery at 320 Bay Street, Toronto, Ontario M5H 4A6; or by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States).

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Barrick Common Shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors until the next annual meeting of shareholders and the authorization of the Board of Directors to set their remuneration; and

•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

     Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder.

Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

     Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 27, 2010 or the last business day before any adjourned or postponed Meeting.

•	You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, April 27, 2010, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243.

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Annual Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

The Barrick Common Shares are the only shares which entitle shareholders to vote at the Meeting.

As at Wednesday, March 3, 2010, 984,419,410 Barrick Common Shares were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share.

The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

To the knowledge of the directors and officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except Capital Group International, Inc., which through its affiliates beneficially owns 111,614,824 Barrick Common Shares, or 11.3% of the issued and outstanding Barrick Common Shares as of March 3, 2010. To the knowledge of the directors and officers of Barrick, which is based on (i) the Schedule 13G/A filed by Capital World Investors, as a separately reporting investment management division of Capital Research & Management Co., with the U.S. Securities and Exchange Commission (SEC) on February 16, 2010, and (ii) the Schedule 13Fs filed by each of Capital Research Global Investors, Capital Guardian Trust Company, Capital International Ltd., Capital International S.A., and Capital International Inc. (the “Capital Group investment management companies”) with the SEC on February 12, 2010, Capital World Investors beneficially owns 65,316,500 Barrick Common Shares, and the Capital Group investment management companies collectively beneficially own 46,298,324 Barrick Common Shares as of March 3, 2010.

Barrick’s employees are entitled to vote their Barrick Common Shares beneficially owned by them in Company-sponsored equity compensation plans. As of March 3, 2010, the beneficial ownership of Barrick Common Shares by Barrick’s employees in Company-sponsored equity compensation plans was less than one percent of the issued and outstanding Barrick Common Shares.

PART TWO — BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009, and the auditors’ report thereon;

2.	Electing directors who will serve until the next annual meeting of shareholders;

3.	Appointing the auditors that will serve until the next annual meeting of shareholders and authorizing the directors to set their remuneration;

4.	Considering the advisory resolution to accept the approach to executive compensation disclosed in this Circular; and

5.	Any such other business as may properly be brought before the Meeting.

1.	Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2009 are included in Barrick’s 2009 Annual Report, which is being mailed to the Company’s registered and beneficial shareholders who requested it. Management will review Barrick’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2009 Annual Report is available on Barrick’s website at www.barrick.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.	Election of Directors

Majority Voting

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

Nominees for Election as Directors

It is proposed that the 14 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees, except Mr. Nathaniel Rothschild, are currently directors of Barrick and have been directors since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

Mr. Peter Godsoe, who has served as a director since 2004, will retire from the Board immediately prior to the Meeting. Mr. Gregory Wilkins, Barrick’s Executive Vice-Chairman and a director since 1991, passed away on December 16, 2009.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The following table sets forth for each nominee for election as director as of March 1, 2010: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised;(1) the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick’s share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during 2009; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

Howard L. Beck, 76 Toronto, Ontario, Canada Shares: 139,144 DSUs: 24,182 Options: 100,000	Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Mr. Beck is also a director of Citibank Canada. At different times during the period from 2005 to 2009, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Cineplex Entertainment Corporation and Cineplex Galaxy Income Fund.

Areas of Expertise: Law, Finance and Management

Barrick Board Details:

    • Director since July 14, 1984
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Finance Committee — 5 of 5
    • Meets share ownership guidelines
    • Independent

C. William D. Birchall, 67 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,923 Options: 200,000	Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall was the Vice Chairman of TrizecHahn Corporation, a real estate company, from 1996 to 2006. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

Barrick Board Details:

    • Director since July 14, 1984
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Finance Committee
      (Chair) — 5 of 5; Environmental, Health and Safety Committee — 4 of 4
    • Meets share ownership guidelines
    • Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 63 Dallas, Texas, USA Shares: 10,000 DSUs: 16,172 Options: Nil	Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell, Inc., a computer manufacturer, from early 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a director of the Dallas Center for the Performing Arts and Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Mr. Carty is also a director of Hawaiian Holdings, Inc., Gluskin Sheff & Associates, Inc., Dell Inc., and Talisman Energy Inc. At different times during the period from 2005 to 2009, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation, Placer Dome Inc., Sears Holding Corp., and Solution Inc. Ltd.

Areas of Expertise: Finance and Management, International Business, Aviation

Barrick Board Details:
    • Director since February 22, 2006
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Audit Committee — 6 of 6;
      Compensation Committee (Chair) — 6 of 6
    • Meets share ownership guidelines
• Independent

Gustavo Cisneros, 64 Caracas, Venezuela Shares: Nil DSUs: 23,833 Options: 100,000	Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

During the period from 2005 to 2009, Mr. Cisneros served as a director of Univision Communications Inc.

Areas of Expertise: South American Region, International Business, Media and Entertainment, Consumer Products

Barrick Board Details:
    • Director since September 9, 2003
    • Meetings attended in 2009: Board — 3 of 5 regular, 3 of 5 special(2)
    • Meets share ownership guidelines
• Independent

Marshall A. Cohen,(3) 74 Toronto, Ontario, Canada Shares: 4,000 DSUs: 24,182 Options: Nil	Mr. Cohen is Counsel to the law firm Cassels, Brock & Blackwell LLP. Mr. Cohen was the President and Chief Executive Officer of the Molson Companies Limited, a brewery company, from 1988 to 1996. Prior to that, he served with the Government of Canada for 15 years, including appointments as Deputy Minister of Industry, Trade & Commerce; Energy, Mines & Resources; and Finance. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen recently retired as Chairman of the Board of Governors of York University and is an honourary director or governor of a number of non-profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

Mr. Cohen is also a director of Broadpoint Gleacher Securities Group Inc., TriMas Corporation, and TD Ameritrade. At different times during the period from 2005 to 2009, Mr. Cohen also served as a director of the following publicly-traded entities: American International Group, Inc., Collins & Aikman Inc., The Goldfarb Corporation, IBI Income Fund, Metaldyne Corporation, The Toronto-Dominion Bank, and Golf Town Income Fund.

Areas of Expertise: International Business, Public Policy, Law

Barrick Board Details:
    • Director since September 8, 1988
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Compensation Committee —
      6 of 6; Corporate Governance and Nominating Committee (Chair) — 3 of 3
    • Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 73 Toronto, Ontario, Canada Shares: 40,000(4) DSUs: 13,267 Options: Nil	Mr. Crossgrove is a corporate director. Mr. Crossgrove is also the former Chairman and a founder of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada, and a Member of the Order of Ontario.

Mr. Crossgrove is also the Chairman of the Board and Acting Chief Executive Officer of Excellon Resources Inc. and Vice Chairman of Detour Gold Corporation. He is a director of Dundee REIT, Lake Shore Gold Corp., Pelangio Exploration Inc., and QLT Inc. At different times during the period from 2005 to 2009, Mr. Crossgrove served as a director of the following publicly-traded companies: Band-Ore Resources Ltd. and West Timmins Mining Inc.

Areas of Expertise: Metals and Mining, Environment, Finance and Management, International Business

Barrick Board Details:
    • Director since June 3, 1993
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Audit Committee — 6 of 6;
      Environmental, Health and Safety Committee (Chair) — 4 of 4
    • Meets share ownership guidelines
• Independent

Robert M. Franklin, 63 Toronto, Ontario, Canada Shares: 35,958(5) DSUs: 8,781 Options: Nil	Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 2006 to March 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College.

Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., and First Uranium Corp. At different times during the period from 2005 to 2009, Mr. Franklin served as a director or trustee of the following publicly-traded entities: CallNet Enterprises Inc., Great Lakes Carbon Corporation, Resolve Business Outsourcing Income Fund, Royster-Clark, Ltd., and Stratos Global Corporation.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:
    • Lead Director
    • Director since February 22, 2006
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Audit Committee — 6 of 6;
      Corporate Governance and Nominating Committee — 3 of 3
    • Meets share ownership guidelines
• Independent

J. Brett Harvey, 59 Canonsburg, Pennsylvania, USA Shares: 5,500 DSUs: 9,037 Options: Nil	Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas producer. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the International Energy Agency, American Coalition for Clean Coal Electricity, National Coal Council, Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

Mr. Harvey is also a director of Allegheny Technologies Inc. Mr. Harvey did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Areas of Expertise: Coal, Oil and Gas, Environment, Finance and Management

Barrick Board Details:
    • Director since December 15, 2005
    • Meetings attended in 2009: Board: — 5 of 5 regular, 5 of 5 special; Compensation Committee —
      6 of 6; Environmental, Health and Safety Committee — 4 of 4
    • Meets share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 70(6) Montreal, Quebec, Canada Shares: 9,900 DSUs: Nil Options: 125,000	Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the international advisory council of a number of companies, including Independent News & Media PLC, and a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Mr. Mulroney is also a director of The Blackstone Group L.P., Independent News & Media PLC, Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2005 to 2009, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Trizec Properties, Inc., and Quebecor World Inc.

Areas of Expertise: Public Policy, Law, International Business

Barrick Board Details:
    • Director since November 8, 1993
    • Meetings attended in 2009: Board — 5 of 5 regular, 3 of 5 special
    • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick’s International Advisory Board)

Anthony Munk, 49 New York, New York, USA Shares: 5,000 DSUs: 13,267 Options: Nil	Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He serves as Chairman of the Board of Cineplex Entertainment Corporation, an entertainment company. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen’s University.

Mr. Munk is a Chairman of Husky Injection Molding Systems Ltd. and a director of RSI Home Products Inc. During the period from 2005 to 2009, Mr. Munk served as a director of Cineplex Galaxy Income Fund.

Areas of Expertise: Finance, Analysis, and Investments

Barrick Board Details:
    • Director since December 10, 1996
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special; Finance Committee — 5 of 5
    • Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 82 Toronto, Ontario, Canada Shares: 1,788,500(7) DSUs: Nil Options: 1,400,000	Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada.

Mr. Munk did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Areas of Expertise: International Business, Metals and Mining, Finance and Management

Barrick Board Details:
    • Director since July 14, 1984
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special
    • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Aaron W. Regent, 44 Toronto, Ontario Canada Shares: 25,000 DSUs: Nil Options: 731,791 RSUs: 137,926	Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is a Council Member of the International Council on Mining & Metals and a director of the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario.

Mr. Regent did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:
    • Director since February 19, 2009
    • Meetings attended in 2009: Board — 5 of 5 regular, 5 of 5 special
    • Meets share ownership guidelines for CEO
• Non-Independent (President and Chief Executive Officer of Barrick)

The Right Honourable Nathaniel P. Rothschild, 38 Klosters, Switzerland Shares: Nil DSUs: Nil Options: 50,000	Mr. Rothschild is the Chairman of JNR Limited, an investment advisory business primarily focused on the emerging markets. Mr. Rothschild has co-founded and led companies in the fields of money management and investment, and currently serves as Co-Chairman and Co-Founder of Attara Capital LP (the successor manager to the Atticus European Fund). From 1996 to 2009, Mr. Rothschild held various leadership roles at Atticus Capital LP, most recently Co-Chairman. Mr. Rothschild is a member of the International Advisory Board of Barrick and of UC Rusal plc, a Hong Kong listed aluminum producer. He is also a director of EN+ Group Limited, a privately-held company which owns a controlling interest in UC Rusal. Mr. Rothschild is a director of the Rothschild Foundation and a member of the Belfer Center’s International Council at the John F. Kennedy School of Government at Harvard University and the International Advisory Council of the Brookings Institution. He holds a master’s of arts degree from Oxford University.

Mr. Rothschild is also a director of RIT Capital Partners plc, a publicly-traded investment trust.

Areas of Expertise: Finance and Management, Investment, Metals and Mining, International Business

Barrick Board Details:
    • Proposed to be elected to the Board for the first time at the Meeting
    • Meetings attended in 2009: Not applicable
    • Will have five years from the date of election to meet share ownership guidelines
    • Non-Independent (received compensation from Barrick as a member of Barrick’s
International Advisory Board within the past three years)

Steven J. Shapiro, 57 Houston, Texas, USA Shares: 3,000 DSUs: 11,056 Options: Nil	Mr. Shapiro is a corporate director. From April 2005 to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. From January 2003 to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Mr. Shapiro is also a director of El Paso Corporation. Mr. Shapiro did not serve as a director of any other publicly-traded companies during the period from 2005 to 2009.

Areas of Expertise: Oil and Gas, Finance and Management

Barrick Board Details:
    • Director since September 1, 2004
    • Meetings attended in 2009: Board — 5 of 5 regular, 4 of 5 special; Audit Committee
      (Chair) — 6 of 6; Compensation Committee — 6 of 6
    • Meets share ownership guidelines
• Independent

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Cisneros was not able to meet the minimum director attendance requirements in 2009, due in part to a medical condition. In light of Mr. Cisneros’ medical condition and his continued contribution to Barrick’s Board of Directors and the business and affairs of the Company, including through his membership on Barrick’s International Advisory Board, the Corporate Governance and Nominating Committee determined that it was appropriate that Mr. Cisneros continue to serve on the Board of Directors.

(3)	Mr. Cohen was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors. On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(4)	Mr. Crossgrove owns 30,000 Barrick Common Shares directly, and 866321 Alberta Limited, of which Mr. Crossgrove is the Chairman and sole shareholder, owns 10,000 Barrick Common Shares.

(5)	Mr. Franklin owns 21,102 Barrick Common Shares directly and 5,294 Barrick Common Shares indirectly through a registered retirement savings plan, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(6)	Mr. Mulroney was a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(7)	Mr. Peter Munk owns all of his 1,788,500 Barrick Common Shares indirectly through P.M. Capital Inc., of which he is the President and sole shareholder. Family members of Mr. Peter Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

Board and Committee Meetings Held and Overall Attendance Levels in 2009

Below is a summary of attendance by all directors at Board and Committee meetings held during 2009.(1) Individual meeting attendance of each nominee proposed for election as director is reported above.

	Number of	Attendance at
Board/Committee	Meetings	all Meetings

Board (regular)	5	96%
Board (special)	5	91%
Audit Committee	6	100%
Compensation Committee	6	100%
Corporate Governance and Nominating Committee	3	100%
Environmental, Health and Safety Committee	4	100%
Finance Committee	5	100%

Total number of meetings held	34	98%

(1)	Includes Mr. Peter Godsoe and Mr. Gregory Wilkins.

Attendance Record in 2009 for Directors Not Standing for Re-Election

Name	Board			Corporate Governance &
	Regular	Special	Compensation	Nominating	Finance

Peter C. Godsoe	5 of 5	4 of 5	6 of 6	3 of 3	—
Gregory C. Wilkins	4 of 5	4 of 5	—	—	5 of 5

3.	Appointment of Auditors

The Board of Directors proposes that the firm of PricewaterhouseCoopers LLP be appointed as auditors of Barrick to hold office until the next annual meeting of shareholders and that the Board of Directors be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to Barrick’s auditors relating to the fiscal years ended December 31, 2009 and 2008 were as follows:

Fees in millions of dollars(1)	2009	2008

Audit Fees	$7.4	$7.9
Audit-related fees(2)	4.3	0.4
Tax compliance and advisory fees	0.9	1.0
All other fees	0.1	0.1

Total	$12.7	$9.4

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)	Audit-related fees primarily relate to fees paid for services in connection with the Company’s offerings of debt and equity securities ($0.4 million in 2009; $0.2 million in 2008), and in 2009, $3.6 million of audit-related fees relate to services in connection with the proposed offering of equity securities of African Barrick Gold plc.

The Board of Directors recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Barrick for the 2010 fiscal year and the authorization of the Board of Directors to set their remuneration.

4.	Shareholder Advisory Vote on Approach to Executive Compensation

The Board of Directors has adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” Barrick’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Management Proxy Circular delivered in advance of the 2010 annual meeting of shareholders.”

The “Compensation Discussion and Analysis” section of this Circular discusses Barrick’s compensation philosophy, the objectives of the different elements of Barrick’s compensation programs, and the way performance is assessed and compensation decisions are made. Barrick’s executive compensation policies and procedures are designed to align the interests of executive officers with the short- and long-term interests of shareholders; link executive compensation to the performance of the Company and the individual; leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy; reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Compensation Committee will consider the outcome of the vote as part of its ongoing review of executive compensation.

The Board of Directors recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

PART THREE — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

As of March 1, 2010, the Board of Directors is comprised of 14 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that 14 directors be elected at the Meeting. Mr. Peter Godsoe, who has been a director since 2004, will retire from the Board immediately prior to the Meeting. Mr. Nathaniel Rothschild is proposed for election as a new director at the Meeting.

Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

In addition to the independence requirements set forth above, Barrick’s Code of Business Conduct and Ethics and the Business Corporations Act (Ontario) specifically address conflict of interest situations involving directors. Pursuant to Barrick’s Code of Business Conduct and Ethics, all Barrick directors are required to act in the best interests of Barrick and to avoid conflicts of interest. Directors may not use their position at Barrick to obtain any improper benefit for themselves. Barrick directors may not serve as officers or directors of, or work as employees of, a competitor, or potential or actual business partner of Barrick without the prior written approval of Barrick’s Chief Executive Officer or General Counsel.

Section 132 of the Business Corporations Act (Ontario) addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the Business Corporations Act (Ontario) provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate.

With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 8 of the 14 individuals nominated for election as directors at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, M.A. Cohen, P.A. Crossgrove, R.M. Franklin, J.B. Harvey, and S.J. Shapiro). Four of the individuals who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and A.W. Regent). One individual who is considered non-independent (A. Munk) is a member of the Chairman’s family. One individual who is considered non-independent (N.P. Rothschild) has received compensation from Barrick in his capacity as a member of

Barrick’s International Advisory Board within the past three years. The following table sets out the relationship of director nominees to the Company.

Independence Status of Director Nominees

Not
Name	Management	Independent	Independent	Reason for Not Independent Status

Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice-Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Marshall A. Cohen		✓
Peter A. Crossgrove		✓
Robert M. Franklin		✓
J. Brett Harvey		✓
Brian Mulroney	✓		✓	Chairman of Barrick’s International Advisory Board
Anthony Munk			✓	Member of the Chairman’s family
Peter Munk	✓		✓	Chairman of the Board of Directors
Aaron W. Regent	✓		✓	President and Chief Executive Officer
Nathaniel P. Rothschild			✓	Received compensation as a Member of Barrick’s International Advisory Board within past three years
Steven J. Shapiro		✓

For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Election of Directors — Nominees for Election as Directors” beginning on page 5.

Interlocking Relationships

The following table lists the Barrick directors who served together on a board of directors of another publicly- traded company as at March 1, 2010:

Company	Director	Committees Served

Rogers Communications Inc	C. William D. Birchall	Audit Finance Nominating
	Peter C. Godsoe	Compensation Corporate Governance Finance Nominating

Functioning of the Board of Directors

Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick, and that there are sufficient systems and procedures in place to allow the Board to function independently of management. The Board holds regularly scheduled sessions throughout the year during which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director. Five independent sessions were held during 2009. Mr. Robert Franklin has been the Lead Director since May 6, 2008. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors, and assists in maintaining and enhancing the quality of the Company’s corporate governance.

The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

In order to delineate the roles and responsibilities of the Chairman of the Board and the Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

The Board has adopted an annual process to evaluate the functioning of the Board, each of the Committees of the Board and individual directors. As part of such process, each of the members of the Board and the members of each Committee annually complete detailed evaluation questionnaires relating to the performance and effectiveness of the Board, the relevant Committee, the Chair of the Board, and the Chair of each Committee. The evaluation questionnaires cover matters such as the operation of the Board and its Committees, the adequacy of information provided to directors, Board structure, agenda planning for Board and Committee meetings, and strategic direction and process, and take into account the duties and responsibilities set out in the Board and Committee mandates. Completed questionnaires are returned to external legal counsel, who compile the results and review such results with the Chairman of the Corporate Governance and Nominating Committee. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee and are reported to the full Board.

New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors and its Committees and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board and the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. As part of the continuing education of directors, the Board and the Committees also receive regular presentations from management relating to specific aspects of the Company’s business.

In 2009, the Board received presentations from management on various subjects, including Barrick’s key development projects, financial risk management programs, material litigation, corporate development and exploration strategies and activities, and organizational review.

Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were five regularly scheduled meetings and five special meetings of the Board of Directors during 2009. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Election of Directors — Nominees for Election as Directors” beginning on page 5.

Committees of the Board

The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

Audit Committee

The mandate of the Audit Committee requires all members of the Committee to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance. In addition, in 2009, the Audit Committee received presentations from management on various subjects, including International Financial Reporting Standards, the re-organization of the Company’s finance organization, financial estimates for mine reclamation and closure, and the Company’s fraud prevention program, as well as presentations from the regional chief financial officers on the finance organization in each of Barrick’s regional business units.

The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that Mr. Steven Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however, the Board has only made the specific determination in respect of Mr. Shapiro.

The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com. The Committee has set a hiring policy for employees or former employees of the external auditors. Under the hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were six meetings of the Audit Committee in 2009. All of the members of the Committee attended all of the meetings held in 2009.

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. Mr. Robert Franklin currently serves on the audit committees of three other public companies. The Board has determined that the service of Mr. Franklin on the audit committees of such other companies does not impair his ability to effectively serve on the Committee, particularly given his experience as a director of public companies.

For additional information regarding the Committee, including the text of the Committee’s mandate which is also posted on Barrick’s website at www.barrick.com, please refer to the “Audit Committee” section of the Company’s Annual Information Form.

Compensation Committee

The mandate of the Compensation Committee requires all members of the Committee to be independent and provides that no more than one-third of the Committee’s members may be active chief executive officers with any publicly- traded entity. In addition, the Company’s Chief Executive Officer is not involved in decisions related to appointments of Compensation Committee members.

The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors to the Committee, including compensation consultants, including sole authority to approve the advisors’ fees and other retention terms. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised. While the Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations that may differ from the information and recommendations provided by the compensation consultant. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

In addition, in 2009, the Committee adopted an advisory vote on executive compensation approach in respect of the 2010 annual shareholder meeting. The Committee also approved amendments to the executive compensation plan and amendments to the change-in-control severance arrangements for senior executives and certain members of management to enhance alignment with current market practices. The Committee also approved amendments to its mandate to formally provide that no more than one-third of the Committee’s members may be active chief executive officers with any publicly-traded entity. In 2009, the Committee received various presentations from its independent compensation consultant, as well as management, including a report on the current regulatory, legislative, and governance environment for executive pay. For a summary of the Compensation Committee’s work plan for 2009, see “Report on Executive Compensation — Composition and Role of the Compensation Committee” on page 27.

The Compensation Committee is comprised entirely of independent directors (D.J. Carty, M.A. Cohen, P.C. Godsoe, J.B. Harvey and S.J. Shapiro). Mr. Godsoe will retire from the Board immediately prior to the Meeting. There were six meetings of the Compensation Committee in 2009. All of the members of the Committee attended all of the meetings held in 2009.

Corporate Governance and Nominating Committee

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis.

The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. In the future, the Committee intends to identify and recommend a candidate for appointment as an independent director who has particular expertise and experience in corporate social responsibility, environmental and/or human rights issues relevant to the mining industry. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reviews Barrick’s Corporate Governance Guidelines. The Committee has adopted a majority voting policy in respect of annual shareholders meetings. See “Business of the Meeting — Election of Directors — Majority Voting.”

In addition, in 2009, the Committee approved amendments to Barrick’s Insider Trading Policy and Disclosure Policy to enhance alignment with best practices and adopted an advisory vote on executive compensation approach in respect of the 2010 annual shareholder meeting.

The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, R.M. Franklin and P.C. Godsoe). Mr. Godsoe will retire from the Board immediately prior to the Meeting. There were three meetings of the Committee held in 2009, and all of the members of the Committee attended such meetings.

Environmental, Health and Safety Committee

The purpose of the Environmental, Health and Safety Committee is to review Barrick’s environmental, health and safety, and corporate social responsibility policies and programs; to oversee Barrick’s environmental, health and safety, and corporate social responsibility performance; to monitor current and future regulatory issues relating to environmental, health and safety matters; and to make recommendations, where appropriate, on significant matters in respect of environmental, health and safety, and corporate social responsibility matters to the Board. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management.

In 2009, the Committee received presentations from management on the Company’s environmental performance and initiatives, reclamation and closure costs, safety and health performance and initiatives, permitting and government approvals at the Company’s projects, security matters, and corporate social responsibility programs. Also in 2009, the Committee approved amendments to the Committee’s mandate to formally expand the Committee’s purpose and responsibilities to include oversight of Barrick’s corporate social responsibility programs and corporate social responsibility performance.

The Committee is comprised of two independent directors (P.A. Crossgrove and J.B. Harvey) and two non-independent directors (C.W.D. Birchall and A.W. Regent). A.W. Regent became a member of the Committee on February 17, 2010. The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board. There were four meetings of the Environmental, Health and Safety Committee during 2009, as well as a site visit to the Goldstrike mine site in Nevada. All of the members of the Committee attended all of the meetings held in 2009 while they were members.

Finance Committee

The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management.

In 2009, the Committee received regular presentations from management on the gold, copper, and financial markets and the Company’s financial risk management programs and liquidity profile.

The Finance Committee is comprised of one independent director (H.L. Beck) and two non-independent directors (C.W.D. Birchall and A. Munk). The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board of Directors. G.C. Wilkins was a member of the Committee until December 16, 2009. There were five meetings of the Finance Committee during 2009. All of the members of the Committee attended all of the meetings held in 2009 while they were members.

Corporate Governance Guidelines

The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors; and a retirement age for directors of 72 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. All 15 directors attended the 2009 annual meeting of shareholders.

Code of Business Conduct and Ethics

Barrick has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers, may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code, and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management. Barrick has also implemented an on-line component to its Code of Business Conduct and Ethics training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

A copy of the Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Shareholder Communications

Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community, and the public.

Shareholders and other interested parties may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year, and its members make themselves available regularly for consultation and assistance with specific matters. The current members of the International Advisory Board are set forth in Barrick’s 2009 Annual Report.

PART FOUR — REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

The Compensation Committee reviews Barrick’s director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and align directors’ interests with those of shareholders. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through a combination of retainers. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

In 2009, non-management directors received the following remuneration for their services as directors:

Director retainer	$165,000 per year
Audit Committee chair retainer	$20,000 per year
Other Committee chair retainer	$10,000 per year
Audit Committee member retainer	$3,000 per year
Lead Director retainer	$30,000 per year

In 2009, Messrs. Birchall, Mulroney, Peter Munk, Regent and Wilkins received compensation as officers or employees of the Company and did not receive additional compensation for their service as directors.

Directors’ Equity Awards

     Deferred Share Unit Plan

Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units (“DSUs”). DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their $165,000 annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs vest immediately upon grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

     Directors’ Stock Options

Non-management directors of the Company have not received any options to acquire Barrick Common Shares since May 2003, and the Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Some non-management directors who served on the Board prior to May 2003, were previously awarded options, which are detailed in the “— Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” table. Messrs. Carty, Franklin, Godsoe, Harvey and Shapiro have no stock options as they joined the Board subsequent to May 2003. Messrs. Birchall, Mulroney, Peter Munk, Regent and Wilkins received compensation as officers or employees of Barrick and were eligible to participate in the Company’s stock option plans. Equity awards granted to Mr. Wilkins are discussed later in “Report on Executive Compensation — Compensation Discussion and Analysis — Transition Agreement with Mr. Wilkins”. Stock options do not count toward directors’ share ownership requirements outlined under “— Share Ownership Requirement”.

Individual Director Compensation

The following table shows the amounts, before withholdings, that each director received in cash and DSUs for his services as a director during 2009.

Director Compensation Table
Year Ended December 31, 2009

				Non-Equity
		Share-	Option-	Incentive
	Fees	Based	Based	Plan	Pension	All Other	Total
Name(1)	Earned(2)	Awards(2)	Awards	Compensation	Value	Compensation	Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
C. W. D. Birchall(3)	Nil	Nil	Nil	Nil	Nil	$442,034	$442,034
Donald J. Carty(4)	$87,250	$90,750	Nil	Nil	Nil	Nil	$178,000
Gustavo Cisneros	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Marshall A. Cohen(5)	$84,250	$90,750	Nil	Nil	Nil	Nil	$175,000
Peter A. Crossgrove(6)	$87,250	$90,750	Nil	Nil	Nil	Nil	$178,000
Robert M. Franklin(7)	$107,250	$90,750	Nil	Nil	Nil	Nil	$198,000
Peter C. Godsoe	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
J. Brett Harvey	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Brian Mulroney(8)	Nil	Nil	Nil	Nil	Nil	$681,874	$681,874
Anthony Munk	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Steven J. Shapiro(9)	$94,250	$90,750	Nil	Nil	Nil	Nil	$185,000

(1)	Compensation for Messrs. Peter Munk, Regent and Wilkins is disclosed in the Summary Compensation Table for Named Executive Officers on page 47.

(2)	Pursuant to the Directors’ Deferred Share Unit Plan, 55% of the 2009 Board retainer was required to be paid in DSUs, with the option to elect to receive 100% of the retainer in DSUs. Messrs. Beck, Carty, Cisneros, Cohen and Godsoe elected to receive 100% of the retainer in DSUs; accordingly, $74,250 of the amount shown in column (b) for these directors was earned in cash, but paid in DSUs. See the director table entitled “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2009” for the total value realized upon vesting of the DSUs awarded to directors for their services as directors in 2009.

(3)	Mr. Birchall received a salary ($437,828) and a parking benefit ($4,203) as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2009 (1.1420).

(4)	Mr. Carty received a fee of $10,000 for his role as Chairman of the Compensation Committee and $3,000 for his membership on the Audit Committee.

(5)	Mr. Cohen received a fee of $10,000 for his role as Chairman of the Corporate Governance Committee.

(6)	Mr. Crossgrove received a fee of $10,000 for his role as Chairman of the Environmental, Health and Safety Committee and $3,000 for his membership on the Audit Committee.

(7)	Mr. Franklin received a fee of $30,000 for his role as Lead Director and $3,000 for his membership on the Audit Committee.

(8)	Mr. Mulroney is also employed as Chairman of Barrick’s International Advisory Board. Mr. Mulroney also acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa and Asia. In his capacity as Chairman of the International Advisory Board during 2009, Mr. Mulroney received an annual salary ($343,000), a bonus ($300,000) and perquisites including a car lease ($11,540), payments to Cansult Communications for secretarial and other office services ($17,155) and payments to personnel for work with Barrick’s International Advisory Board ($10,179) as disclosed under “All Other Compensation” in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2009 (1.1420). Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

(9)	Mr. Shapiro received a fee of $20,000 for his role as Chairman of the Audit Committee.

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2009 for directors other than Messrs. Peter Munk, Regent and Wilkins, whose awards are disclosed in the “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” table for Named Executive Officers on page 51.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards
Year Ended December 31, 2009

	Option-Based Awards(1)				Share-Based Awards(2)
				Value of
	Number of			Unexercised	Number of
	Securities			In-the-Money	Shares or Units	Market or Payout
	Underlying	Option	Option	Options or	of Shares that	Value of Share
	Unexercised	Exercise	Expiration	Similar	have not	Awards that have
Name	Options	Price(3)	Date	Instruments(4)	Vested	not Vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Howard L. Beck
Options: 5/16/2000	100,000	$26.08	5/15/2010	$1,352,952
Total	100,000			$1,352,952	Nil	Nil

C.W.D. Birchall
Options: 07/30/2008	200,000	$42.58	7/29/2015	$0
Total	200,000			$0	Nil	Nil

Gustavo Cisneros
Options: 5/2/2003	100,000	$21.10	5/1/2013	$1,851,710
Total	100,000			$1,851,710	Nil	Nil

Peter A. Crossgrove(5)
Options: 5/16/2000	25,000	$26.08	5/15/2010	$338,238
Total	25,000			$338,238	Nil	Nil

Brian Mulroney
Options: 12/8/2003	25,000	$28.28	12/7/2013	$283,298
Options: 12/7/2004	100,000	$23.80	12/6/2011	$1,558,000
Total	125,000			$1,841,298	Nil	Nil

(1)	The amounts shown in the table above for each of the directors as at December 31, 2009 include each stock option outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)	Non-management directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2009” table below for information on the DSUs awarded to directors in 2009.

(3)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. For options denominated in Canadian dollars, the exercise price reflects the closing price of Barrick Common Shares on the Toronto Stock Exchange converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2009. For the May 16, 2000 option grant, the closing price of Barrick Common Shares on the day of grant ($26.37, converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2009) was higher than the exercise price ($26.08, converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2009).

(4)	For options denominated in U.S. dollars (grants from 2004 to 2009), the closing share price is based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2009 ($39.38 per share). For options denominated in Canadian dollars (grants prior to 2004 ), the closing price is based on the closing price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2009, ($41.46 per share), converted to U.S. dollars based on the Bank of Canada noon exchange rate as at December 31, 2009 (1.0466).

(5)	Mr. Crossgrove exercised all of his stock options for Barrick Common Shares on February 26, 2010.

The following table provides information for each of the directors (other than Messrs. Peter Munk, Regent, and Wilkins whose awards are disclosed in “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2009” table for Named Executive Officers on page 53) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2009.

Incentive Plan Awards — Value Vested or Earned
During the Year Ended December 31, 2009

	Option-Based		Share-Based	Non-equity
	Awards —		Awards —	Incentive Plan
	Value During		Value During	Compensation —
	the Year on		the Year on	Payout During
Name	Vesting(1)		Vesting(2)	the Year
(a)	(b)		(c)	(d)

Howard L. Beck	Nil		$165,000	Nil
C. W. D. Birchall	$0	(3)	Nil	Nil
Donald J. Carty	Nil		$165,000	Nil
Gustavo Cisneros	Nil		$165,000	Nil
Marshall A. Cohen	Nil		$165,000	Nil
Peter A. Crossgrove	Nil		$90,750	Nil
Robert M. Franklin	Nil		$90,750	Nil
Peter C. Godsoe	Nil		$165,000	Nil
J. Brett Harvey	Nil		$90,750	Nil
Brian Mulroney	Nil		Nil	Nil
Anthony Munk	Nil		$90,750	Nil
Steven J. Shapiro	Nil		$90,750	Nil

(1)	The value that would have been realized from options (all are denominated in U.S. dollars) is determined by multiplying the fraction of each option grant that vested during 2009 by the difference between the closing price of Barrick Common Shares on the New York Stock Exchange on the date of vesting and the exercise price of the option. The exercise price is the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period.

(2)	The figures shown represent all DSUs awarded and vested in 2009. Messrs. Beck, Carty, Cisneros, Cohen, and Godsoe elected to receive 100% of the Board retainer in DSUs while Messrs. Crossgrove, Franklin, Harvey, Anthony Munk and Shapiro elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2009 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the closing price of Barrick Common Shares on the New York Stock Exchange on the date of vesting.

(3)	50,000 options of Mr. Birchall’s 200,000 options granted in 2008 became exercisable on July 30, 2009. Because the closing price of Barrick Common Shares on the New York Stock Exchange on July 30, 2009 was less than the exercise price of the options, the options held no value on the day they became exercisable. On December 31, 2009, the value of the 50,000 options that became exercisable on July 30, 2009 was also $0.

Share Ownership Requirement

Barrick has a minimum share ownership requirement for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. During 2009, the minimum required value was $250,000, to be achieved within a period of five years from the date the individual became a director. All of Barrick’s directors met the minimum share ownership requirement as at December 31, 2009. The table below sets forth, as at December 31, 2009, the number of Barrick Common Shares owned by each director, the number of DSUs held by each director, the change from December 31, 2008 to December 31, 2009, and each director’s value at risk as a multiplier of the annual director retainer. The total value of Barrick Common Shares and DSUs is the amount each director has at stake in the Company as at December 31, 2009.

The Board of Directors approved an increased minimum share ownership requirement in February 2010. Under the increased requirement, directors are required to own Barrick Common Shares or DSUs having a value equivalent to at least $500,000, being approximately three times the annual director retainer paid to non-management directors, to be achieved by the later of (a) December 31, 2010 or (b) five years from the date the individual became a director.

				Total		Total Value of	Total Value of
		Number		Number of	Number	Common Shares	RSUs Subject	Share	Value at Risk
		of	Number	Common	of RSUs	and DSUs	to Vesting	Ownership	as Multiplier
		Common	of	Shares	Subject	(Value at Risk)(2)	(Value at Risk)(2)	Requirement	of Annual
Director	Year	Shares	DSUs(1)	and DSUs	to Vesting	($)	($)	Met (✓)	Retainer
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Howard L. Beck	2009	139,144	24,182	163,326	—	$6,431,778	—	✓	39.0
	2008	139,144	19,330	158,474	—
	Change	—	4,852	4,852	—
C.W.D. Birchall	2009	150,000	3,923	153,923	—	$6,061,488	—	✓	N/A
	2008	150,000	3,881	153,881	—
	Change	—	42	42	—
Donald J. Carty	2009	10,000	16,172	26,172	—	$1,030,653	—	✓	6.2
	2008	10,000	11,406	21,406	—
	Change	—	4,766	4,766	—
Gustavo Cisneros	2009	—	23,834	23,834	—	$938,583	—	✓	5.7
	2008	—	18,985	18,985	—
	Change	—	4,849	4,849	—
Marshall A. Cohen	2009	4,000	24,182	28,182	—	$1,109,807	—	✓	6.7
	2008	4,000	19,330	23,330	—
	Change	—	4,852	4,852	—
Peter A. Crossgrove(3)	2009	15,000	13,267	28,267	—	$1,113,154	—	✓	6.7
	2008	15,000	10,599	25,599	—
	Change	—	2,668	2,668	—
Robert M. Franklin	2009	35,958	8,781	44,739	—	$1,761,822	—	✓	10.7
	2008	35,958	6,161	42,119	—
	Change	—	2,620	2,620	—
Peter C. Godsoe	2009	1,500	19,708	21,208	—	$835,171	—	✓	5.1
	2008	1,500	14,904	16,404	—
	Change	—	4,804	4,804	—
J. Brett Harvey	2009	5,500	9,037	14,537	—	$572,467	—	✓	3.5
	2008	5,500	6,415	11,915	—
	Change	—	2,623	2,622	—
Brian Mulroney(4)	2009	9,900	—	9,900	—	$389,862	—	✓	N/A
	2008	9,900	—	9,900	—
	Change	—	—	—	—
Anthony Munk	2009	5,000	13,267	18,267	—	$719,354	—	✓	4.4
	2008	5,000	10,599	15,599	—
	Change	—	2,668	2,668	—
Peter Munk(4)(5)	2009	1,750,000	—	1,750,000	—	$68,915,000	—	✓	N/A
	2008	1,750,000	—	1,750,000	—
	Change	—	—	—	—
Aaron W. Regent(4),(6)	2009	—	—	—	138,452	—	$5,452,240	✓	N/A
	2008	—	—	—	—
	Change	—	—	—	138,452
Steven J. Shapiro	2009	3,000	11,056	14,056	—	$553,525	—	✓	3.4
	2008	3,000	8,412	11,412	—
	Change	—	2,645	2,644	—

(1)	The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)	The values of Barrick Common Shares, DSUs and RSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2009 ($39.38).

(3)	Mr. Crossgrove acquired an additional 25,000 Barrick Common Shares on February 26, 2010.

(4)	Messrs. Birchall, Mulroney, Peter Munk, Regent and Wilkins received compensation as officers or employees of Barrick and did not receive an annual retainer or other additional compensation for serving as directors.

(5)	Mr. Peter Munk acquired an additional 38,500 Barrick Common Shares on February 23, 2010.

(6)	In addition, Mr. Regent acquired 25,000 Barrick Common Shares on February 23, 2010. During 2009, the share ownership requirement for Mr. Regent as President and Chief Executive Officer was three times his 2009 pre-tax salary. As at December 31, 2009, Mr. Regent’s RSUs subject to vesting had a value equivalent to 3.7 times his 2009 pre-tax salary. See “Report on Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirement”.

PART FIVE — REPORT ON EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

The members of the Compensation Committee are D.J. Carty (Chairman), M.A. Cohen, P.C. Godsoe, J.B. Harvey, and S.J. Shapiro. None of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. Barrick believes its Compensation Committee members have the knowledge and experience required to perform their duties effectively and make executive compensation decisions in the best interests of the Company and its shareholders. Four of the five current members have direct experience related to private sector executive compensation from their current (Mr. Harvey) or former (Messrs. Carty, Cohen and Godsoe) roles as chief executive officers within the private sector, while the other member has financial expertise (Mr. Shapiro). Less than one-third of the current members of the Compensation Committee are a Chief Executive Officer with a publicly-traded company (Mr. Harvey). The Board is confident that the Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate. The Committee has a full understanding of the compensation regime and the long-term implications of its decisions. The Committee will be available to answer questions at the Meeting. The Compensation Committee is responsible for, among other things:

•	Reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices;

•	Reviewing the compensation of the Chairman of the Board (“Chairman”) and of the Chief Executive Officer, including the determination of the number of options, restricted share units, and performance restricted share units to be granted, and recommending such compensation to the independent members of the Board of Directors for approval;

•	Reviewing and approving the compensation of other senior executive officers, including the determination of the number of options, restricted share units, and performance restricted share units to be granted, after considering the recommendations of the Chief Executive Officer;

•	Reviewing and making recommendations to the Board related to succession planning with respect to the Chief Executive Officer and other senior executives;

•	Overseeing and approving Barrick’s stock option, restricted share unit, performance restricted share unit, and directors’ deferred share unit awards;

•	Reviewing and approving corporate and individual performance goals for the Chief Executive Officer at the beginning of each year;

•	Reviewing and approving the Chief Executive Officer’s recommendations regarding corporate and individual performance goals for other senior executive officers at the beginning of each year; and

•	Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year.

The Compensation Committee bases its recommendations on Barrick’s established policies and on the performance of the individual and of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports, including the number of stock options, restricted share units, and performance restricted share units to be awarded. The Chief Executive Officer also recommends corporate and individual performance goals to the Compensation Committee at the start of the year. He then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year and recommends compensation awards for his direct reports based on the level of achievement.

Talent development and succession plans exist for all leadership roles down to the superintendent level at mine sites. These plans are updated annually through a review process carried out by Barrick management, after which the succession plans for senior management are generally presented to the Compensation Committee. During 2008 to 2009, these plans were updated by management; however, they were not presented to the Compensation Committee in light of the transition from one Chief Executive Officer to another. Now that this transition has been completed, the succession plan review process will be revisited under the current Chief Executive Officer. See “— Compensation Discussion and Analysis” for more details about the Chief Executive Officer transition.

The table below summarizes the Compensation Committee’s key activities during 2009:

2009 Compensation Committee Key Activities

Meeting	Compensation Committee Key Activities

February 6, 2009	• Approval of compensation arrangements for newly hired Chief Executive Officer, Aaron Regent
• Review and approval of the statement on executive compensation to be included in the 2009 management proxy circular
• Review Compensation Committee mandate and proposed changes

April 28, 2009	• Review of the 2009 executive compensation program, including a modification to the annual incentive program performance measures and weighting
• Review of change-in-control severance arrangements
• Approval of stock option and restricted share unit awards to the Executive Vice Chairman, Mr. Wilkins, pursuant to his transition agreement with Barrick effective June 30, 2008
• Approval of a one-year renewal to Mr. Wilkins’ transition agreement

July 9, 2009	• Review of proposed organizational changes, including arrangements relating to the departure of two executive officers

July 29, 2009	• Review and ratification of arrangements for one departing executive officer, including certain restrictive covenants

October 27, 2009	• Review of a competitive assessment of the executive compensation program, including pay and performance analyses of peer groups
• Review of, and agreement with, recommended modifications to change-in-control severance arrangements
• Discussion of, and agreement with, adopting say-on-pay shareholder advisory voting in connection with the Company’s 2010 annual meeting of shareholders
• Review of current environment for executive pay, including potential regulatory and legislative changes as well as governance trends
• Review and ratification of arrangements for one departing executive officer, including certain restrictive covenants

Meeting	Compensation Committee Key Activities

December 8, 2009	• Review of 2009 individual performance, forecast 2009 corporate performance results, and pay recommendations for executive officers
• Approval of 2010 salary increases, annual incentive payouts for 2009, and long-term incentive grants for 2009
• Review of executive compensation best practices
• Review of the preliminary statement on executive compensation to be included in the 2010 management proxy circular

Ongoing	• Review of updates on the regulatory, legislative and governance environment for executive pay
• In-camera sessions for all regularly scheduled meetings

Compensation Discussion and Analysis

The Compensation Discussion and Analysis (CD&A) describes Barrick’s compensation policies and practices for its executive officers in 2009, including the following Named Executive Officers: Aaron W. Regent, Peter Munk, Gregory C. Wilkins, Peter J. Kinver, Jamie C. Sokalsky, Patrick J. Garver, and Kelvin P.M. Dushnisky.

During 2009, Barrick transitioned to a new Chief Executive Officer. Current Chairman and Founder of Barrick, Peter Munk, served as Interim Chief Executive Officer from January 1, 2009 through January 15, 2009, at which time Aaron W. Regent was appointed President and Chief Executive Officer of Barrick (effective January 16, 2009). Mr. Peter Munk received additional compensation for his role as Interim Chief Executive Officer beyond that which he already receives as Chairman pro-rated for his time served in the Interim Chief Executive Officer position.

Mr. Wilkins served as Barrick’s President and Chief Executive Officer from 2003 until March 27, 2008 when he began a medical leave of absence due to a serious medical condition. On June 30, 2008, Mr. Wilkins resigned as President and Chief Executive Officer and was appointed Executive Vice-Chairman. Mr. Wilkins served in this capacity, providing assistance to the management team, until his death on December 16, 2009.

Messrs. Kinver (Executive Vice-President and Chief Operating Officer), Sokalsky (Executive Vice-President and Chief Financial Officer), and Garver (Executive Vice-President and General Counsel) are the remaining three highest paid Named Executive Officers. Mr. Dushnisky (Executive Vice-President, Corporate Affairs) is being included as a Named Executive Officer to provide consistency with Barrick’s disclosure of 2008 executive compensation.

     Compensation Philosophy and Objectives

Barrick’s fundamental goal is to create value for shareholders. In serving this goal, Barrick’s compensation program is designed around the following objectives:

•	Align the interests of executive officers with the short- and long-term interests of shareholders;

•	Link executive compensation to the performance of the Company and the individual;

•	Leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy;

•	Reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and

•	Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills.

The Company seeks to achieve the objectives of the compensation program through three key compensation elements for its executive officers: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Because Barrick’s success is ultimately dependent on a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization, the Company generally intends to deliver approximately 45% — 55% of target total direct compensation (base salary rate plus target annual incentives plus target grant date value of long-term incentives (“LTI”)) to executive officers in the form of long-term incentives consisting of stock options, restricted share units (“RSUs”), and performance restricted share units (“PRSUs”). Long-term incentives also play a critical role in retaining the Company’s executive team given that competition has been intense during the past few years in the market for mining talent. Additionally, about 70% — 80% of the target total direct compensation the Company provides to executive officers is performance-based, and thus, ties total direct compensation to critical business imperatives and Company performance. The proportions of salary, annual performance incentive and long-term incentives for Messrs. Peter Munk and Wilkins are different from those of other Named Executive Officers’ pay mix due to their roles as Chairman of the Board and Executive Vice-Chairman, respectively. Mr. Peter Munk has been primarily compensated for his services as Chairman of the Board through salary. Mr. Peter Munk’s ownership in the Company (approximately 1.79 million shares) also provides a strong link to Barrick’s stock price performance. Mr. Wilkins’ compensation was negotiated in 2008 in connection with his transition agreement (see “— Transition Agreement with Mr. Wilkins” discussed below).

2009 Named Executive Officer Target Pay Mix
(As Percentage of Target Total Direct Compensation

		Target Annual	Target Long-
Name	Base Salary	Incentive	Term Incentives

Aaron W. Regent	19%	24%	57%
Peter Munk(1)	Not Applicable	Not Applicable	Not Applicable
Gregory C. Wilkins(2)	Not Applicable	Not Applicable	Not Applicable
Peter J. Kinver	29%	22%	49%
Jamie C. Sokalsky	31%	23%	46%
Patrick J. Garver	33%	24%	43%
Kelvin P. M. Dushnisky	30%	22%	48%

(1)	Mr. Peter Munk did not have a target incentive under the annual performance incentive plan or the long-term incentive plan. He did receive a discretionary cash award for the time he served as Interim Chief Executive Officer in addition to his salary for his role as Chairman for 2009.

(2)	Mr. Wilkins did not have a target incentive under the annual performance incentive plan or the long-term incentive plan for 2009. His short-term and long-term incentive awards were based on 2007 actual awards pro-rated to June 30, 2009, and were awarded pursuant to his transition agreement (see “— Transition Agreement with Mr. Wilkins” discussed below).

The Company also provides an Executive Retirement Plan (“Executive Retirement Plan”) to its executive officers in addition to other benefits and perquisites as discussed below under “— Components of Executive Compensation — Executive Retirement Plan” and “— Other Benefits and Perquisites”. It is the Company’s intention to provide a total remuneration package (total direct compensation plus Executive Retirement Plan) to executive officers by using the median of the Company’s peer group as a guideline for when goals are achieved, and providing opportunities for top quartile pay for superior performance by both the individual executive and the Company.

For the Named Executive Officers, Barrick’s peer group is the source of competitive compensation practices and levels. Barrick benchmarks long-term incentive pay to the peer group’s long-term incentives; however, for all other compensation elements, Barrick uses peer group pay as a general guideline, also taking into account factors such as the overall economic climate and business environment, the competition for executive talent, the criticality of the incumbent’s role, and internal equity. The Committee’s primary compensation consultant (see “— Compensation Consultant Advice”), Semler Brossy Consulting Group, LLC, initially reviewed Barrick’s peer group in 2006, and again in 2008, to ensure that the peer group remained appropriate and reflective of the companies with which Barrick competes for talent or capital. The criteria for the peer group review were selected to ensure that the peers were similar to Barrick in size, scope, and complexity of operations. These criteria included:

•	Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

•	Market capitalization ranging from one-third to three times that of Barrick; and

•	Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents.

The composition of the peer group in 2009 remained the same as in 2008, and is listed below. The peer group reflects the fact that while Barrick competes with other gold companies for such things as shareholders, capital, and mineral properties, the Company also competes with the broader mining industry for experienced executives.

Anglo American plc	*Newmont Mining Corp.
BHP Billiton plc	*Peabody Energy Corp.
*Cameco Corp.	Rio Tinto plc
*Freeport-McMoRan Copper & Gold, Inc.	*Teck Cominco Limited
*Goldcorp Inc.	Xstrata plc

* Headquartered in North America.

No companies were added or eliminated from the peer group in 2009, even though not all peers continue to meet precisely all criteria identified above. The decision to keep or eliminate a company from the peer group takes into account the year-over-year continuity of the peer group. For example, in 2009, three peers fell outside the market capitalization range identified above (BHP Billiton plc is above the range, while Cameco Corp. and Peabody Energy Corp. are below the range). These companies continue to be included in the peer group to maintain a sufficient number of peers, as the two smaller companies help to offset the larger company; thus, ensuring an overall balance in the size of companies in the peer group. Furthermore, Cameco Corp. and Peabody Energy Corp. are not gold or diversified metals mining companies, but both companies have a concentration in exploration, development, and mining/production, they operate in several countries, their market capitalization is reasonably close to the criteria range, and, like Barrick, they are headquartered in North America.

In 2009, for purposes of assessing total remuneration levels (total direct compensation plus retirement benefits) and competitive pay practices and structure for Named Executive Officers, Semler Brossy reviewed compensation data (salary, annual performance incentive, long-term incentives, and retirement benefits) from all ten peer companies. Barrick relied more heavily on North American-based mining peer companies for compensation practices and structure, since there can be significant differences across countries. For example, in the United Kingdom, retirement benefits are much more prominent in the compensation packages than they are in North America.

     Key Changes to the Compensation Program in 2009 and 2010

During 2009, Barrick implemented two key changes to its executive compensation program to further strengthen the relationship between pay and corporate performance and to further align Barrick’s program with competitive practices. These changes were:

•	Incorporating specific weights for goals in determining payouts under the annual performance incentive plan; and

•	Modifying change-in-control severance arrangements to generally reduce benefit levels in the event of a termination following a change-in-control (changes took effect on February 17, 2010).

In addition, in February 2010, Barrick increased the share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents.

     Components of Executive Compensation

     Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling his or her role and responsibilities and remain externally competitive. For 2009, Mr. Regent, the President and Chief Executive Officer, received a base salary of $1,250,000 (salary initially established in U.S. dollars and converted to a Canadian dollar salary of Cdn$1,545,000 using the December 2008 average monthly exchange rate reported by the Bank of Canada of Cdn$1.2345/US$1.00, and rounded to the nearest Cdn$5,000). The former Interim Chief Executive Officer and current Chairman (Mr. Peter Munk) and Executive Vice Chairman (Mr. Wilkins) received no salary increase in 2009. Also, for 2009, Messrs. Kinver, Garver and Dushnisky received salary increases of 5%. Mr. Sokalsky received a 27% increase in his salary to align his pay more closely to competitive median practice for chief financial officers and to reflect his larger public markets and increased leadership roles. Salaries for Named Executive Officers are paid in Canadian dollars and converted to U.S. dollars for reporting purposes in the Summary Compensation Table at the annual average exchange rate each year reported by the Bank of Canada; however, the year-over-year salary increases are calculated in Canadian dollars. The salary increases reflect and are aligned with the Company’s compensation philosophy and competitive market practice.

The 2010 salary increases for Named Executive Officers were 3% for each of Messrs. Regent, Kinver, Sokalsky, Garver and Dushnisky. The former Interim Chief Executive Officer and current Chairman (Mr. Peter Munk) received no change to his salary for 2010.

     Annual Performance Incentives

The annual performance incentive is a short-term variable element of compensation constituting approximately 20% of target total direct compensation. The annual performance incentive is intended to link pay to annual performance that will increase shareholder value. In 2009, the link to performance was attained by rewarding executives approximately 60% for the achievement of specific financial, operating and other corporate goals and 40% for the achievement of their individual objectives for the year. Also, beginning in 2009, to further emphasize the direct link between pay and performance, the Committee approved a more formal structure for annual incentive payouts for corporate performance by assigning weights to each of the corporate goals.

Target annual performance incentives for 2009 were set at 125% of base salary for the Chief Executive Officer and at 75% of base salary for the other Named Executive Officers (other than Chairman, Mr. Peter Munk, and Executive Vice- Chairman, Mr. Wilkins), which is consistent with competitive annual incentive opportunities. In light of the temporary nature of his role as Interim Chief Executive Officer, Mr. Peter Munk did not have a target incentive under the annual performance incentive plan; however, Mr. Peter Munk did receive an additional discretionary cash award for his role as Interim Chief Executive Officer of $251,901 (Cdn$288,671), which was equivalent to $6,129,597 (Cdn$7,000,000) per annum prorated from January 1, 2009 to January 15, 2009. Mr. Wilkins received a short-term incentive award based on his 2007 actual award prorated to June 2009 pursuant to his Transition Agreement. Actual awards may exceed or fall short of the respective target payouts based on performance outcomes, ranging from 0% of target for poor performance to 200% of target for superior performance, although the Committee may use its discretion to provide for larger awards under special circumstances. For 2010, target annual performance incentives will remain at 2009 levels (125% of salary for Mr. Regent and 75% of salary for Messrs. Kinver, Sokalsky, Garver, and Dushnisky).

Ultimately, Barrick’s performance objective is to increase share price. With that in mind, Barrick relies on a number of measures that support this objective to determine the annual performance incentive. Share price is driven by financial results (earnings per share, operating cash flow per share, and return on equity) which are in turn driven by key operating measures (gold and copper production and total cash cost) that are assessed during the performance review. These financial and operating goals are largely driven by strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development and organizational performance. Finally, Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures such as environmental protection and regulatory compliance, building the Barrick safety culture, and the effectiveness of community and government relations are also assessed during the performance review.

The table below provides information about the performance measurement categories, metrics, weightings, target performance goals or range of performance, and actual performance outcomes for the annual performance incentive plan for 2009.

Performance			Target Performance	Actual Performance versus
Measurement Category	Performance Metric	Weight	Goal or Range	Performance Goal or Range

Financial	Earnings Per Share (adjusted)(1)	10%	$1.26	$2.00 (Exceeds)
	Operating Cash Flow Per	10%	$2.20	$3.21 (Exceeds)
	Share (adjusted)(2),(3)
	Return on Equity (adjusted)	10%	8%	12% (Exceeds)
Operations: Production	Gold Production(4)	8%	7.2 to 7.6 million ounces	7.4 million ounces (Meets)
	Copper Production(4)	2%	375 to 400 million pounds	393 million pounds (Meets)
Operations: Cost	Gold (Total Cash Cost/Ounce)(2),(4)	8%	$450 to $475 per ounce	$466 per ounce (Meets)
	Copper (Total Cash Cost/Pound)(2),(4)	2%	$1.25 to $1.35 per pound	$1.17 per pound (Exceeds)
Growth	Exploration	5%	Discretionary	• Contributed to growth of proven and probable reserves during 2009 (Meets)
	Corporate Development	10%	Discretionary	• Monetized 25% of the silver production at the Pascua-Lama project
				• Acquired remaining 50% of the Hemlo mine (Meets+)
	Reserve Replacements/Organic Reserves	5%	139.7 million ounces	• Replaced reserves through exploration and corporate development. At year-end 2009, proven and probable reserves were 139.8 million ounces, based on an $825 per ounce gold price.(5) (Meets+)
	Capital Projects	10%	Discretionary	• Maintained near term projects’ schedules and budgets
				• Obtained necessary permits to advance projects and enhance economics (Meets)
Environment, Health, and Safety	Corporate Reportable Spills	10%	10% improvement over 2008	26% improvement over 2008 (Does not meet)(6)
	Lost-Time Injury Frequency Rate	10%	0.18	0.15 (Does not meet)(6)

(1)	Adjusted earnings per share is a non-GAAP financial measure which excludes the following from net income: elimination of gold sales contracts; effect of tax rate changes; impairment charges related to goodwill, property, plant and equipment, and investments; gains/losses on acquisitions/dispositions; foreign currency translation gains/losses; non-recurring restructuring costs; and unrealized gains/losses on non-hedge derivative instruments. Management believes that adjusted net income allows shareholders to better evaluate the results of the underlying business of the Company.

(2)	Adjusted net income per share, operating cash flow per share and total cash costs are non-GAAP performance measures. Please refer to pages 85 to 90 of Barrick’s Financial Report 2009 for details on how Barrick uses these measures and a reconciliation illustrating the calculation of the measures.

(3)	Represents operating cash flow (adjusted) of $2,899 million divided by 903 million weighted average common shares outstanding for the year.

(4)	The range specified reflects the performance range disclosed to analysts and investors as guidance in Barrick’s Fourth Quarter and Year-End Report 2008 rather than a specific target goal. The Committee assessed a specific target within the range for internal purposes.

(5)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. Reserves at Cerro Casale and Round Mountain have been calculated using an assumed long-term average gold price of $800 per ounce. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 155 to 162 of Barrick’s Financial Report 2009.

(6)	While the objective measurements resulted in a “Meets+” and “Exceeds” rating for Corporate Reportable Spills and Lost-Time Injury Frequency Rate, respectively, the Compensation Committee considered the nature of the corporate reportable spills and the occurrence of four fatalities in the overall rating for the Environment, Health, and Safety category, and concluded that the performance for this category was “Does Not Meet”.

In addition to corporate performance as described above, individual performance was also considered in determining the annual performance incentive award. Individual performance highlights for the Named Executive Officers are outlined below, with the exceptions of Mr. Peter Munk and Mr. Wilkins, as noted above.

Aaron Regent’s key performance highlights included leading the executive team to produce financial results ahead of target and otherwise achieving the Company’s operational and strategic goals for 2009; restructuring the Company’s gold hedge positions; continuing to increase resources through exploration and corporate development (acquiring the remaining 50% of the Hemlo mine and monetizing 25% of the silver production at the Pascua — Lama project); completing the organizational review which will reduce costs going forward and improve priority setting, communication, collaboration and accountabilities within the Company; maintaining a strong financial position with good liquidity and strong credit ratings; achieving re-listing on the Dow Jones World and North American Sustainability Indices; and leading extensive investor relations meetings, investor conferences and analyst meetings.

Peter Kinver’s key operational performance highlights included meeting the guidance for gold and copper production and cash costs; advancing capital projects (Buzwagi, Cortez Hills, Pascua-Lama, and Pueblo Viejo); overseeing reserve replacement activities; and improving lost-time injury frequency by 25% compared to 2008.

Jamie Sokalsky’s key financial performance highlights included managing/eliminating the gold hedge position and successfully raising significant equity and debt capital to strengthen the Company’s capital structure; advancing proposed project financings; contributing to extensive investor relations meetings and conferences; providing strong financial risk management; and re-organizing the finance function, resulting in significant corporate savings.

Patrick Garver’s key legal performance highlights include managing material litigation; adding significant value, counsel and leadership on business, regulatory, risk, reputational and legal matters; and providing strong support for execution of all of Barrick’s debt and equity transactions, silver monetization, gold hedge position restructuring, and proposed project finance transactions.

Kelvin Dushnisky’s key governmental and regulatory affairs performance highlights included leading the negotiation of a cross-border tax agreement and successfully finalizing project approvals for the Pascua-Lama project in Argentina and Chile; securing fiscal and operating concessions in an amended special lease agreement for the Pueblo Viejo project; and extensively engaging with industry and community associations, non-governmental organizations, governments and investors to represent Barrick’s projects, operations, and social responsibility activities.

While the Committee approves objective corporate performance goals within all corporate measurement categories except Exploration Growth, Corporate Development, Reserve Replacements/Organic Reserves, and Capital Projects, the evaluation of performance is subjective rather than formulaic to allow for judgment in the evaluation process for (1) areas that are outside of management’s control and (2) consideration of other contextual factors not explicitly measured. For example, financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices), which may vary significantly from forecasts over a one-year period. As another example, the Environmental, Health and Safety performance category explicitly measures corporate reportable spills and lost-time injury frequency rate; however, the Committee may take into account the nature and circumstances surrounding environmental incidents and injuries or fatalities when determining the overall performance within that performance category. The evaluation of performance for Capital Projects is based on an assessment of the actual amount spent and progress achieved relative to the budget and schedule, while Exploration and Corporate Development performance is subjectively assessed on a backward-looking basis at year-end based on the quality of corporate development work executed and the exploration successes achieved. The evaluation of Reserve Replacements/Organic Reserves is based on a subjective assessment of the number of ounces replaced. Performance with respect to individual goals is also evaluated on a subjective basis for the same reasons as performance with respect to corporate goals. Based on 2009 performance as discussed above, Messrs. Regent, Kinver, Sokalsky, Garver and Dushnisky received actual annual performance incentives as shown in the table below as a percentage of salary and as a percentage of target annual performance incentives. Mr. Peter Munk did not participate in the annual performance incentive plan, and therefore, did not have a target bonus; however, he did receive a discretionary cash award for his services as Interim Chief Executive Officer in 2009. Mr. Wilkins

received an annual performance incentive equivalent to his 2007 pro-rated actual award pursuant to his transition agreement (see “— Transition Agreement with Mr. Wilkins” below).

2009 Annual Performance Incentive Payouts(1)

			Actual Annual
	Target Annual	Actual Annual	Incentive as % of
	Incentive as % of	Incentive as % of	Target Annual
Name	Salary	Salary	Incentive

Aaron W. Regent(2)	125%	188%	150%
Peter Munk	Not Applicable	29%	Not Applicable
Gregory C. Wilkins	Not Applicable	68%	Not Applicable
Peter J. Kinver	75%	97%	130%
Jamie C. Sokalsky	75%	112%	150%
Patrick J. Garver	75%	97%	130%
Kelvin P. M. Dushnisky	75%	113%	150%

(1)	Based on the amount actually paid out to Named Executive Officers in Canadian dollars and calculated as a percentage of target awards in Canadian dollars.

(2)	Based on Mr. Regent’s base salary rate. His actual salary in 2009 differs slightly from his base salary rate since he commenced employment two weeks after the start of the fiscal year.

     Long-Term Incentives

Long-term incentives are annual equity-based grants consisting of stock options, restricted share units (RSUs), and performance restricted share units (PRSUs) which are earned based on Barrick’s performance. The awards are intended to align executive interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. As at December 31, 2009, 32 officers of the Company received long-term incentive awards consisting of stock options and/or RSUs, and 13 senior executives also received awards of PRSUs.

Long-term incentive awards are generally targeted at the median of the peer group, but recipients may receive a greater or lesser long-term incentive grant value based on their annual performance and the annual performance of the Company. Using the same measures and performance review process discussed in “— Annual Performance Incentives” to determine the size of the awards, executive officers may be granted awards that are 100% to 150% of their target long-term incentive awards for performance at targeted levels to superior performance, although the Committee may use its discretion to provide for larger awards under special circumstances, such as exceptional performance or long-term retention needs. Awards may also be granted to executive officers that are less than 100% of their target long-term incentive awards for annual performance that is below targeted performance levels. The Chief Executive Officer considered the amount and terms of outstanding long-term incentive awards and the overall compensation history during the last five years in developing his recommendations for whether a long-term incentive award should be granted and the value of awards to the other executive officers in 2009. These recommendations were then presented to the Compensation Committee for approval. In determining the regular long-term incentive award for the Chief Executive Officer in December 2009, the Compensation Committee considered the amount and terms of the outstanding long-term incentive awards granted to Mr. Regent as part of his hiring arrangements in January 2009.

Other than in the cases of Mr. Peter Munk and Mr. Wilkins, Barrick provided 50% of the value of the long-term incentive award to senior executives in stock options, 25% of the value in RSUs, and 25% of the value in PRSUs. While options, RSUs, and PRSUs are all tied to share price, the incentive and retentive value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSU increases or decreases with the share price. To a lesser extent, PRSUs also provide some incentive for executives to remain with Barrick during such periods while further enhancing alignment with shareholders since the number of PRSUs that ultimately vest is based on Barrick’s total shareholder return in comparison to that for a group of gold mining companies, referred to below as the “Large Gold Mining Peers”. See the discussion below on “— Performance Restricted Share Units (PRSUs)”. Mr. Peter Munk did not receive any long-term incentive awards in 2009. In 2009, Mr. Wilkins received 50% of his 2007 pro-rated long-term incentive award in stock options and 50% in RSUs pursuant to his transition agreement (see “— Transition Agreement with Mr. Wilkins” below).

Long-term incentive awards are generally granted annually in December in conjunction with the last Board of Directors meeting of each fiscal year. At this meeting, corporate and individual performance are assessed against the same measures used in the annual performance incentive plan, resulting in the determination of both the annual performance incentive award and long-term incentive award. Special awards may be granted at other times throughout the year for promotion, new hire, or retention purposes. Mr. Regent received a stock option and RSU award valued at $10,970,018 upon his appointment as President and Chief Executive Officer, which was separate from his annual long-term incentive award granted in December 2009 valued at $5,757,073. See the Summary Compensation Table for Named Executive Officers on page 47 for further details. Mr. Wilkins received a stock option and RSU award in June 2009 equivalent to his 2007 pro-rated long-term incentive award pursuant to his Transition Agreement. Mr. Peter Munk did not receive any long-term compensation in 2009.

As shown in the table below, Messrs. Regent, Kinver, Sokalsky, Garver and Dushnisky received long-term incentives based on 2009 performance as discussed in “— Annual Performance Incentives”. Awards for Messrs. Kinver, Sokalsky, Garver and Dushnisky ranged from 175% to 220% of their respective targets, reflecting both the 2009 performance of these officers and the desire of the Compensation Committee and Mr. Regent in his capacity as Chief Executive Officer to stake these officers in the new organization under Mr. Regent.

Actual Incentives as Percentage of Target

Actual
Long-Term
Incentives
Name	As % of Target(1)

Aaron W. Regent(2)	146%
Peter Munk(3)	Not Applicable
Gregory C. Wilkins(4)	Not Applicable
Peter J. Kinver	200%
Jamie C. Sokalsky	219%
Patrick J. Garver	209%
Kelvin P. M. Dushnisky	171%

(1)	Long-term incentive compensation target is equivalent to the peer group median long-term incentive compensation.

(2)	For purposes of this analysis, Mr. Regent’s long-term incentive compensation award excludes 500,000 stock options and 103,708 RSUs which he received as part of his initial terms of employment in connection with his appointment as President and Chief Executive Officer in January 2009.

(3)	Mr, Peter Munk did not receive a long-term incentive award during 2009.

(4)	Mr. Wilkins did not have a target long-term incentive in 2009. Mr. Wilkins received 2009 long-term incentive compensation pursuant to his Transition Agreement. (See “— Transition Agreement with Mr. Wilkins” below.)

     Stock Options

Stock option grants to executives play an important role in building shareholder value since they are directly linked to increases in the wealth of shareholders. In 2009, the number of stock options granted was determined by dividing the Committee’s intended grant value of options (50% of the total long-term incentive award) to each Named Executive Officer by the fair value per share (determined using a Lattice model) using the closing price of Barrick’s Common Shares on the Toronto Stock Exchange for the trading day immediately prior to the grant date.

Stock options are granted with an exercise price of not less than the closing price of the Barrick Common Shares on the trading day immediately prior to the date of grant (unless the grant occurs during a trading blackout period in which case the exercise price is set based on the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period pursuant to the Stock Option Plan (2004)), and vest over four years. A four-year vesting period is commensurate with competitive practice and aids in retention of key personnel. Stock options expire seven years from the date of grant. Stock options are not transferable, and repricing of stock options is expressly prohibited under the Stock Option Plan (2004).

     Restricted Share Units (RSUs)

RSUs are granted in lieu of granting actual shares. Each RSU has a value equal to one Barrick Common Share. The number of units granted to each Named Executive Officer is determined by dividing the value of the long-term incentive award allocated to RSUs (25% of the total long-term incentive award) by the closing price of Barrick Common Shares on the trading day immediately prior to the date of grant. RSUs granted prior to 2008 vest and are paid out in cash on the third anniversary of the grant date. Starting in December 2008, grants of RSUs vest and are paid out in cash 30 months after the date of grant to improve market competitiveness and retention by separating the timing of RSU payouts from annual performance incentive payouts. Pursuant to the RSU plan, at vesting, each RSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares and are subject to the same vesting provisions as the underlying RSUs that were actually granted.

     Performance Restricted Share Units (PRSUs)

The number of target PRSUs granted equals the number of RSUs granted (25% of the total long-term incentive award). PRSUs are eligible to vest following a three-year performance period from the date of grant. Vesting is based on the achievement of performance goals over the performance period, and ranges from 50% of the number of target PRSUs for threshold performance up to 200% of target for maximum performance. All PRSUs are forfeited if performance is below threshold. Additional PRSUs are credited to reflect dividends paid on Barrick Common Shares during the performance period. PRSUs resulting from dividend equivalent credits are subject to the same vesting provisions as the underlying PRSUs that were actually granted.

Performance for the December 2009 PRSU grant will be based on Barrick’s total shareholder return over the three-year period (beginning December 8, 2009 and ending on December 8, 2012) compared to the total shareholder return performance for Large Gold Mining Peers (those with market capitalizations greater than $3 billion as at September 30, 2009). The Large Gold Mining Peers are listed below:

Agnico Eagle Mines Limited	Kinross Gold Corporation
AngloGold Ashanti Limited	Lihir Gold Limited
Gold Fields Limited	Newcrest Mining Limited
Goldcorp Inc.	Newmont Mining Corporation
Harmony Gold Mining Company Limited	Yamana Gold Inc.

Currently, this group is limited to gold mining companies because gold is often subject to a different commodity price cycle than are other metals and minerals. The different commodity price cycles greatly influence total shareholder return and lessen the credibility of comparisons of total shareholder return between gold mining companies and other metals and mineral mining companies. Two of the Large Gold Mining Peers, Goldcorp Inc. and Newmont Mining Corporation, are in the compensation peer group. The other Large Gold Mining Peers are not in the compensation peer group because they are, in general, much smaller than Barrick, and in some cases, their operations are concentrated in only one geographic region. The peer group for performance comparisons will be reviewed each year before the start of a new performance period. There were no changes to the Large Gold Mining Peers in 2009.

At the end of the performance cycle on December 8, 2012, 100% of the target number of PRSUs will be awarded if Barrick’s three-year total shareholder return performance equals the weighted average three-year total shareholder return of the Large Gold Mining Peers (using a market capitalization weighted average). Awards may range from 50% of target PRSUs for total shareholder return that is 12.5 percentage points below the Large Gold Mining Peer weighted average total shareholder return to 200% of target PRSUs for total shareholder return that is 20 percentage points or more above the Large Gold Mining Peer weighted average total shareholder return. Awards will be 0% of target PRSUs for total shareholder return that is more than 12.5 percentage points below the Large Gold Mining Peer weighted average total shareholder return. Awards are capped at 100% of target PRSUs if Barrick’s total shareholder return is negative even if its total shareholder return relative to peers is above the weighted average. See the table below for the payout schedule for PRSUs granted in 2009:

PRSU Award Payout Schedule(1)

Barrick Percentage Point
Difference versus Weighted	Percentage of
Average Peer Total	Target PRSUs
Shareholder Return	Awarded*

More than +20.0%	200%
+18.0%	190%
+16.0%	180%
+14.0%	170%
+12.0%	160%
+10.0%	150%
+8.0%	140%
+6.0%	130%
+4.0%	120%
+2.0%	110%
Weighted Average	100%
−2.5%	90%
−5.0%	80%
−7.5%	70%
−10.0%	60%
−12.5%	50%
Less than −12.5%	0%

(1)	Payouts will be interpolated between points on the payout schedule.

For purposes of the total shareholder return calculation, beginning and ending share prices will be the quarterly average of daily closing share prices as of the quarter preceding the start of the performance period and the last quarter of the performance period, respectively. If there is an announcement of a potential acquisition of a Large Gold Mining Peer company during the performance period, that company will be excluded from the calculation; however, if such potential acquisition is terminated before the end of the performance period, the company will be included. The Compensation Committee has discretion to adjust awards should any material unusual circumstances occur during the performance period (e.g., a significant number of peers are acquired during the performance period or takeover speculation significantly affects Barrick’s share price at the end of a performance period). Final PRSU awards, including those resulting from dividend equivalents during the performance period, will be paid out in cash. Pursuant to the RSU plan, each PRSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date.

Prior to implementing this PRSU program, the Compensation Committee reviewed a stress-test conducted by Semler Brossy relating to potential payouts under a variety of potential performance scenarios to ensure that the payouts would be reasonable within the context of performance outcomes. The PRSU Award Payout Schedule shown above takes into account this assessment.

     Executive Retirement Plan

Consistent with competitive practice, Barrick provides executive officers with the Retirement Plan for Designated Executives and Designated U.S. Executives of Barrick Gold Corporation (“Executive Retirement Plan”) to help attract and retain a highly qualified executive team. The Executive Retirement Plan is a defined contribution cash balance plan providing supplemental retirement benefits to selected executives. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, Chairman, and Mr. C.W.D. Birchall, Vice Chairman. As at December 31, 2009, 34 officers of the Company, including all of the Named Executive Officers other than Mr. Peter Munk, participated in the Executive Retirement Plan. Mr. Wilkins ceased participation in the Executive Retirement Plan upon his death on December 16, 2009.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s salary and annual performance incentive amount for the year is accrued and accumulated with interest until retirement. Accordingly, the ultimate plan benefit is based, at least in part, on performance through the annual performance incentive. For a detailed discussion of the plan details and mechanics, see “— Executive Retirement Plan Benefits” below.

     Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Benefits are provided on the same basis as they are to all full-time employees and include life insurance, medical and dental benefits, as well as disability coverage. Perquisites generally include automobile and parking benefits, financial counseling, and supplemental executive long-term disability insurance. During 2009, Mr. Peter Munk also received club memberships, home security and a personal car and driver for secure transportation, and Mr. Garver also received tax preparation services and benefits under the group healthcare plan for U.S. employees (in addition to his coverage under the healthcare plan for Canadian employees). In addition, pursuant to Mr. Wilkins’ transition agreement, Barrick agreed to pay for Mr. Wilkins’ out-of-pocket medical expenses not covered by insurance and the cost of travel to attend medical appointments including the reasonable use of the corporate airplane (see “— Transition Agreement with Mr. Wilkins” below).

     Employment Agreements

Barrick’s senior executives do not have employment agreements with the Company. Mr. Wilkins was party to a transition agreement with the Company. See “— Transition Agreement with Mr. Wilkins” below for further information.

     Change-in-Control Severance Arrangements

Barrick has entered into change-in-control severance agreements with Messrs. Regent, Kinver, Sokalsky, Garver and Dushnisky (each a “Covered Executive”) in order to induce them to remain employed by the Company in the event of a change-in-control (as defined in the agreements). During 2009, Barrick determined to implement certain modifications to the change-in-control severance agreements to better align Barrick’s practices with more current competitive practices. These modifications took effect on February 17, 2010, and include the following:

•	Reducing the cash severance multiple for Covered Executives other than the CEO from three to two and one-half times salary plus bonus;

•	Increasing the protection period from one year to two years. The protection period is the time period following a change-in-control during which a Covered Executive is eligible for severance benefits if the Covered Executive is terminated by the Company (other than for cause, disability or retirement) or if the Covered Executive terminates his employment for good reason;

•	Eliminating modified gross-ups for all employees subject to U.S. taxation, except for Mr. Garver for whom the modified gross-up will be grandfathered;

•	Shortening the benefit continuation period for Covered Executives other than the CEO from three years to two and one-half years;

•	Replacing the continuation of the automobile benefit with a cash payment in-line with the cash severance multiple and providing an option for the Covered Executive to purchase the company vehicle at the remaining cost to the Company as of the date of termination;

•	Adding a non-solicitation provision that prohibits the Covered Executive from soliciting employees for a period of two and one-half years (three years for the Chief Executive Officer) following termination; and

•	Shortening the initial term of the agreements from five years to three years and replacing the automatic extension with the Board of Directors’ ability to extend the term for an additional period or periods.

     Change-in-Control Severance Arrangements — In Effect During 2009

Prior to the implementation of the changes described above, as at December 31, 2009, in the event of a change-in-control, Barrick had agreed with each of the Covered Executives that if his employment is terminated by the Company (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason at any time within one year following the change-in-control, such individual would be entitled to receive, among other things, severance benefits described in items (a) — (h) below. If the executive was within three years of normal retirement at such time, the benefits described in (a), (b), and (c) would be reduced by replacing the three times multiple with a fraction equal to (i) the number of days between date of termination following the change in control and the date of normal retirement (ii) divided by 365. The normal retirement age for the purposes of the change-in-control arrangement is 65 for all benefits except the Executive Retirement Plan where the normal retirement age is 55.

(a)	Three times annual salary based upon the greater of (i) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change-in-control occurs; and (ii) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change-in-control) for the 12 months immediately following the change-in-control (in addition to any unpaid salary already earned);

(b)	Three times an amount equal to the greater of (i) the agreed yearly target annual performance incentive (if any) which is payable to the Covered Executive immediately prior to the change-in-control; and (ii) the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change-in-control;

(c)	Three times the amount that would have been credited to the Covered Executive’s benefit under the Executive Retirement Plan during the year (in addition to the amounts already accrued in the Executive Retirement Plan);

(d)	Immediate vesting of all unvested stock options, and options would remain exercisable for the lesser of three years or their remaining term to expiry;

(e)	Job relocation counseling services for up to 18 months after termination;

(f)	The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of three years after termination, the Covered Executive’s normal retirement date, or the Covered Executive’s commencement of full-time employment with a new employer;

(g)	The continued use of the automobile benefit until three years after termination; and

(h)	Gross-up payments for tax purposes. The gross-up payment provision only applied to one Named Executive Officer, Mr. Garver, since he is subject to U.S. income taxes.

“Good reason” is included as a trigger to protect the employee from any potential capricious actions by the future employer and is defined in the “— Potential Payments Upon a Change-in-Control or Termination”.

The above payments and benefits, as well as the triggering events under a change-in-control, were determined based largely on typical competitive practice for senior executives at the time these agreements were put into place. In exchange for these benefits, the agreement required the Covered Executives to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

In March 2004, Barrick entered into a change-in-control agreement with Mr. Wilkins. This agreement was terminated in July 2008 when, in connection with his resignation as President and Chief Executive Officer and employment as Executive Vice-Chairman, Barrick entered into a transition agreement with Mr. Wilkins as described below in “— Transition Agreement with Mr. Wilkins”.

Barrick has not entered into change-in-control severance arrangements with Mr. Peter Munk.

Finally, change-in-control provisions for RSUs and PRSUs are set forth in the RSU plan and relevant award agreements, and these provisions remain in effect after the modifications to the change-in-control severance agreements in February 2010. In the cases of both RSUs and PRSUs, a “double trigger” is required to accelerate vesting. That is, if there is a change-in-control followed by a termination by the Company other than for cause, disability or retirement, or a termination by the executive for good reason, the RSUs will vest immediately pursuant to the RSU Plan and PRSU awards will vest pursuant to the relevant award agreement. Vesting of the PRSUs is based on how much of the performance cycle is complete at the time of the change-in-control and is converted to a cash payout at the end of the performance period.

•	If the performance cycle is less than half complete, a pro-rata portion of the target award would vest based on performance during the portion of the cycle completed.

•	If the performance cycle is half complete or more, the number of units vesting would be determined at the time of the change-in-control based on performance to date (not pro-rated).

     Transition Agreement with Mr. Wilkins

In connection with Mr. Wilkins’ resignation in 2008 as President and Chief Executive Officer due to a serious medical condition, Barrick entered into an agreement with him effective as at June 30, 2008 that would provide for his continued employment as Executive Vice-Chairman for a one-year period which could be renewed for additional one year terms by mutual agreement between Barrick and Mr. Wilkins. Mr. Wilkins’ continued services were critical during the transition in leadership to ensure continuity and focus on the Company’s business goals as Barrick searched for a permanent replacement as Chief Executive Officer. Under the agreement, Mr. Wilkins agreed to provide his assistance for an initial one-year term after which the term could be renewed on an annual basis.

On June 30, 2009, Barrick and Mr. Wilkins agreed to renew the term for another year. Mr. Wilkins’ 2009 compensation and benefits pursuant to this Transition Agreement included:

(a)	Continued base salary rate of $1,393,169, reflecting Cdn$1,591,000, converted at the 2009 average annual exchange rate (1.1420);

(b)	Annual performance incentives of $942,215 awarded on June 30, 2009, reflecting a pro-rated award under the annual performance incentive plan (Cdn$1,136,500) converted at the average noon exchange rate from January 1, 2009 through June 30, 2009 (1.2062);

(c)	Long-term incentives of $2,300,000 consisting of 50% stock options and 50% RSUs awarded on June 30, 2009, reflecting a pro-rated award under the long-term incentive plan;

(d)	Continued participation in the Executive Retirement Plan;

(e)	Continued payment by Barrick for medical, dental, life insurance, and disability coverage premiums;

(f)	Out-of-pocket medical expenses not covered by insurance and related travel costs, including the reasonable use of the Company airplane to attend medical appointments subject to availability on reasonable notice; and

(g)	Continued use of a Company car.

The annual incentive award specified in paragraph (b) above was paid out, and the long-term incentive award specified in paragraph (c) above was awarded, pursuant to Mr. Wilkins’ initial one-year term compensation; Mr. Wilkins was not eligible for such awards under the renewal term. However, during the renewal term, he was eligible for salary, participation in the Executive Retirement Plan, continued benefits, out-of-pocket medical expenses not covered by insurance and related travel costs, and the continued use of a Company car.

Upon Mr. Wilkins’ death on December 16, 2009, his estate became entitled to receive the following severance benefits:

•	Immediate vesting of any unvested portion of the stock options held by Mr. Wilkins;

•	A stock option exercise period equal to the earlier of (i) the normal term to expiry of a stock option or (ii) December 16, 2012;

•	Immediate vesting of all RSUs held by Mr. Wilkins; and

•	Payout of Mr. Wilkins’ account balance in the Executive Retirement Plan.

     Share Ownership Requirement

Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders, as outlined below. In 2009, Messrs. Kinver, Sokalsky, and Garver were required to hold Barrick Common Shares equivalent to the relevant multiple of their 2003 pre-tax salary by 2008 (the requirement was established in 2003). Messrs. Regent and Dushnisky became subject to this requirement in 2009 and 2007, respectively, and in 2009, they were required to hold Barrick Common Shares equivalent to the relevant multiple of their 2009 or 2007 pre-tax salary by 2014 and 2012, respectively. Required and actual share ownership as at December 31, 2009, are outlined below for the Named Executive Officers. The unvested RSUs held by these executives count towards this total until vesting. As at December 31, 2009, each of the Named Executive Officers had met his share ownership requirement. Mr. Peter Munk is subject to the director share ownership requirements rather than executive share ownership requirements.

Beginning in 2010, the Compensation Committee implemented new share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents. Under the new requirements, by December 31, 2012, the Chief Executive Officer is required to hold Barrick Common Shares and/or RSUs equivalent to four times his current salary, and Executive Vice-Presidents are required to hold Barrick Common Shares and/or RSUs equivalent to two times their respective current salaries.

The table below provides information on the share ownership of the Named Executive Officers as at December 31, 2009, relative to the share ownership requirements applicable during 2009.

			Actual Share Ownership of
			Named Executive Officers
	Share Ownership Requirement		at December 31, 2009(1)			Ownership Multiple(2)
			Value of	Value of
			Directly	RSUs	Value of	Based on	Based on
Named		Ownership	Held	Subject to	Total	Directly Held	Total
Executive Officer	Title	Multiple(2)	Shares	Vesting	Ownership	Shares Only	Ownership
(a)	(b)	(c)	(d )	(e)	(f )	(g)	(h)

Aaron W. Regent(3)	President and Chief Executive Officer	3	$0	$5,452,240	$5,452,240	0.0	3.7
Peter Munk(4)	Chairman and Interim Chief Executive Officer	Not Applicable	$68,915,000	Nil	$68,915,000	Not Applicable	Not Applicable
Peter J. Kinver	Executive Vice-President and Chief Operating Officer	2	$34,930	$2,686,385	$2,721,315	0.1	5.3
Jamie C. Sokalsky	Executive Vice-President and Chief Financial Officer	1	$24,534	$2,357,799	$2,382,333	0.0	4.5
Patrick J. Garver	Executive Vice-President and General Counsel	1	$0	$1,870,314	$1,870,314	0.0	3.6
Kelvin P. M. Dushnisky	Executive Vice-President, Corporate Affairs	1	$0	$1,943,049	$1,943,049	0.0	4.5

(1)	The values of Barrick Common Shares and RSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2009 ($39.38).

(2)	The ownership multiple for Messrs. Kinver, Sokalsky, and Garver is based on their 2003 pre-tax salaries. The ownership multiples for Messrs. Regent and Dushnisky are based on their 2009 and 2007 pre-tax salaries, respectively.

(3)	In addition, Mr. Regent acquired 25,000 Barrick Common Shares on February 23, 2010.

(4)	Mr. Peter Munk, the Chairman, is subject to the ownership guidelines for directors. Mr. Munk acquired an additional 38,500 Barrick Common Shares on February 23, 2010.

     Compensation Consultant Advice

During 2009, the Compensation Committee engaged an outside consulting firm, Semler Brossy Consulting Group, LLC (“Semler Brossy”) as an independent advisor to the Compensation Committee, to provide information in support of the annual compensation review of the Chief Executive Officer and other senior management, and to carry out a competitive assessment of change-in-control practices. Semler Brossy provided analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick’s peer group, guidance on executive compensation plan design and support with respect to proxy disclosure of compensation information, including how other companies have addressed some aspects of disclosure. Semler Brossy also provided analysis of change-in-control practices, market trends, and guidance on the change-in-control agreements for senior executives and change-in-control policies for other members of management. The decisions made by the Compensation Committee related to the above matters are the responsibility of the Compensation Committee and may reflect factors and considerations other than information and recommendations provided by Semler Brossy.

	2009			2008
			% of Total			% of Total
Fees for services provided as the Compensation Committee’s Consultant	$354,200		93%	$415,800		98%
Fees for services provided to Barrick Management	$25,000	(1)	7%	$7,600	(2)	2%

Total fees	$379,200		100%	$423,400		100%

(1)	For services rendered in connection with change-in-control policies for members of management below the executive level. These services were carried out with the prior consent of the Compensation Committee as part of a review of change-in-control policies for the executive level.

(2)	For services rendered in connection with a special performance-based retention program for management personnel at the Company’s African operations.

In addition, Barrick retained Towers Watson & Co. (formerly, Towers Perrin) to value the stock options granted by the Company in February 2009 and June 2009, the fees for which totaled $5,000 in 2009, compared to $17,500 in 2008. Barrick retained KPMG International to value the stock options granted by the Company in December 2009, the fees for which were $10,000 in 2009.

Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on January 1, 2005 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$149.81 compared to Cdn$144.78 for the S&P/TSX Composite Index and Cdn$165.90 for the S&P/TSX Global Gold Index.

Cumulative Value of Cdn$100 Investment(1)
From January 1, 2005 to December 31, 2009

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on January 1, 2005 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$170.44 compared to US$102.11 for the S&P 500 Index and US$178.32 for the PHLX Gold & Silver Sector (XAU) Index.

Cumulative Value of US$100 Investment(1)
From January 1, 2005 to December 31, 2009

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

To evaluate the trend in Barrick compensation levels in relation to Barrick performance as measured in the graphs above, Barrick relied on total annual compensation awarded for fiscal years 2005 through 2009 on the same basis as is currently disclosed in the Summary Compensation Table for Named Executive Officers below, using fiscal year 2004 compensation as a base amount for comparing changes in compensation over time. As such, the total annual compensation each year primarily reflects the Compensation Committee’s pay decisions each year with respect to salary, actual annual performance bonus and grants of stock options, RSUs, and PRSUs. The total annual compensation includes pension value and all other compensation; however, these two components generally represented less than 10% of total annual compensation. Further, the total annual compensation reflects compensation for the Chief Executive Officer and the other four Named Executive Officers as disclosed each year, rather than the compensation from 2005 through 2009 (and 2004 for a base amount) for the current Named Executive Officers, who may not have been among the top five officers each year since 2004. For 2009, Barrick total annual compensation includes compensation for the Chief Executive Officer, Mr. Regent, and the other four Named Executive Officers (Messrs. Kinver, Sokalsky, Garver and Dushnisky) excluding Messrs. Peter Munk and Wilkins. Compensation for Mr. Peter Munk, who served as Interim Chief Executive Officer, is not included in this analysis since he only held that position on an interim basis for the first two weeks of January 2009, and from March 2008 through the end of 2008. Instead, Mr. Wilkins’ pay as former Chief Executive Officer was included for 2008; however, his pay for 2009 was not included given the transitory nature of his role.

The trend in compensation levels from January 1, 2005 to December 31, 2009 in comparison to compensation levels in 2004 for the Chief Executive Officer and the other four Named Executive Officers each year (excluding Mr. Peter Munk) generally tracked Barrick’s performance as measured by the change in the value of Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange and US$100 invested in Barrick Common Shares on the New York Stock Exchange.

Change in Named Executive Officer (NEO) Total Compensation
vs. Barrick Cumulative Value of US$100 and CDN$100 Investment
From January 1, 2005 to December 31, 2009
Salary + Actual Bonus + Grant Date Value of Equity + Pension Value + All Other Compensation(1)

(1)	Excludes long-term incentive grant to the CEO in 2009 as part of his hiring package.

As at December 31, 2009, total annual compensation for the former Chief Executive Officer had increased about 79% compared to 2004 total annual compensation, and total annual compensation for the other four Named Executive Officers as a group had increased about 55% compared to 2004 total annual compensation. A significant portion of these increases occurred in 2006 and 2007, reflecting the successful acquisition and integration of Placer Dome Inc. This success was also reflected in the Company’s share price. Pay decisions for 2008 reflect the Company’s performance achievement during a difficult operating environment, Barrick’s greater share price stability during a year of turmoil in the economy and stock market, and increased roles and responsibilities of executive officers during the search for a new permanent Chief Executive Officer. By early 2009, the economy and stock markets began to stabilize and Barrick had appointed its new Chief Executive Officer, and pay decisions were made in light of continued successful corporate and individual performance as described previously in “— Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentives” starting on page 32.

As at December 31, 2009, the value of Cdn$100 invested in Barrick Common Shares on January 1, 2005 had increased approximately 50% on the Toronto Stock Exchange compared to a 45% increase for a similar investment in the S&P/TSX Composite Index over the same period. As at December 31, 2009, the value of US$100 invested in Barrick Common Shares on January 1, 2005 had increased approximately 70% on the New York Stock Exchange compared to a 2% increase for a similar investment in the S&P 500 Index over the same period.

Compensation of Named Executive Officers

The table below provides compensation information for the three financial years ended December 31, 2009 for the Interim Chief Executive Officer, the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary, annual performance incentive payout, share-based awards, option-based awards, and all other compensation (excluding any payments made in connection with a termination) during the financial year ended December 31, 2009. Although Barrick is required to disclose compensation for the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers, the Company has chosen to include the fourth most highly compensated executive officer (Mr. Dushnisky) in light of Mr. Wilkins’ transitory role. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. Salary increases discussed in “Compensation Discussion and Analysis — Components of Executive Compensation — Base Salary” are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars may vary significantly from year to year based on the different exchange rates for each year. Approximately half of the Chief Executive Officer’s total compensation in 2009 is made up of special long-term incentive awards granted to him as part of his hiring arrangements in January 2009. Mr. Regent’s special long-term incentive award grants and regular annual compensation are described in more detail in footnote (1) to the Summary Compensation Table.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
					(f)
						Long-
			Share-	Option-	Annual	Term		All Other
			Based	Based	Incentive	Incentive	Pension	Compensation	Total
Name and Principal Position	Year	Salary(2)	Awards(3)	Awards(4)	Plans(2),(5)	Plans	Value(6)	(2),(7)	Compensation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)

Aaron W. Regent(1)	2009	$1,296,519	$6,852,750	$9,874,341	$2,536,778	Nil	$574,995	$70,432	$21,205,815
President and Chief Executive	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Peter Munk(8)	2009	$875,657	Nil	Nil	$251,901	Nil	Nil	$80,075	$1,207,633
Chairman and Former Interim	2008	$938,086	Nil	Nil	$5,472,170	Nil	Nil	$94,949	$6,505,205
Chief Executive Officer	2007	$930,406	Nil	Nil	Nil	Nil	Nil	$79,461	$1,009,867

Gregory C. Wilkins(9)	2009	$1,340,480	$1,150,013	$1,149,995	$942,215	Nil	$350,126	$156,690	$5,089,519
Former Executive Vice-Chairman	2008	$1,492,495	$2,300,009	$2,269,524	$2,132,270	Nil	$543,715	$218,063	$8,956,076
	2007	$1,480,275	$2,323,798	$2,904,190	$2,114,812	Nil	$539,263	$112,563	$9,474,901

Peter J. Kinver	2009	$868,651	$1,414,950	$1,440,549	$846,760	Nil	$257,312	$75,623	$4,903,845
Executive Vice-President and	2008	$886,492	$1,250,012	$2,201,435	$1,103,189	Nil	$298,452	$78,839	$5,818,419
Chief Operating Officer	2007	$835,504	$1,139,228	$1,423,767	$1,151,842	Nil	$298,102	$72,648	$4,921,091

Jamie C. Sokalsky	2009	$834,501	$1,359,354	$1,383,913	$938,704	Nil	$265,981	$39,296	$4,821,749
Executive Vice-President and	2008	$703,565	$1,250,012	$2,201,435	$1,103,189	Nil	$271,013	$42,048	$5,571,262
Chief Financial Officer	2007	$671,753	$830,333	$1,037,719	$846,669	Nil	$227,763	$43,851	$3,658,088

Patrick J. Garver	2009	$757,443	$1,028,406	$1,047,019	$738,179	Nil	$224,343	$61,409	$3,856,799
Executive Vice-President and	2008	$772,983	$769,976	$759,803	$777,674	Nil	$232,598	$58,052	$3,371,086
General Counsel	2007	$745,255	$847,357	$1,058,974	$845,739	Nil	$238,649	$62,123	$3,798,097

Kelvin P.M. Dushnisky	2009	$620,841	$842,944	$858,230	$698,774	Nil	$197,942	$43,784	$3,262,515
Executive Vice-President,	2008	$569,887	$907,534	$1,366,516	$953,096	Nil	$228,447	$41,113	$4,066,593
Corporate Affairs	2007	$423,335	$906,882	$1,133,346	$635,467	Nil	$158,820	$25,236	$3,283,086

(1)	Mr. Regent was appointed President and Chief Executive Officer on January 16, 2009. Mr. Regent’s compensation as reflected in the Summary Compensation Table includes both special long-term incentive awards granted to him as part of his initial hiring arrangements in January 2009 and his 2009 annual compensation. Further detail is shown below in US$:

				Non-Equity Incentive
				Plan Compensation
		Share-	Option-	Annual	Long-Term	Pension	All Other	Total
Compensation	Salary	Based Awards	Based Awards	Incentive Plans	Incentive Plans	Value	Compensation	Compensation

2009 Initial	Nil	$4,000,018	$6,970,000	Nil	Nil	Nil	Nil	$10,970,018
2009 Annual	$1,296,519	$2,852,732	$2,904,341	$2,536,778	Nil	$574,995	$70,432	$10,235,797

(2)	All compensation is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2009 — 1.1420, 2008 — 1.0660, and 2007 — 1.0748.

(3)	The figures shown reflect the grant date fair value of RSUs and PRSUs granted for the specified fiscal years and are reported in U.S. dollars as approved by the Compensation Committee. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the share price on the New York Stock Exchange at closing on the day preceding the day of grant. No PRSUs were granted in 2007. In respect of fiscal 2009, on December 8, 2009, 16,670 RSUs and 16,670 target PRSUs were granted to Mr. Kinver, 16,015 RSUs and 16,015 target PRSUs were granted to Mr. Sokalsky, 12,116 RSUs and 12,116 target PRSUs were granted to Mr. Garver, and 9,931 RSUs and 9,931 target PRSUs were granted to Mr. Dushnisky. The 2007 RSUs vest and become payable on the third anniversary of the date of grant. The 2008 and 2009 RSUs vest and become payable 30 months from the day of grant. The 2008 and 2009 PRSUs vest upon achievement of total shareholder return from December 9, 2008 to December 9, 2011, and December 8, 2009 to December 8, 2012, respectively, versus the total shareholder return for the Large Gold Peers. Additional RSUs and PRSUs are credited to reflect dividends paid on Barrick Common Shares. The RSUs and PRSUs are further described in “— Compensation Discussion and Analysis — Components of Executive Compensation — Performance Restricted Share Units” and “— Compensation Discussion and Analysis — Components of Executive Compensation — Restricted Share Units”, respectively.

(4)	The figures in this column reflect the grant date fair value of options granted to Named Executive Officers for each of 2009, 2008, and 2007 and are reported in U.S. dollars as approved by the Compensation Committee. The fair value of each option is an estimate calculated by Barrick using the Lattice option pricing model as calculated by an external consulting firm, Towers Watson & Co. (formerly Towers Perrin), for grants from 2007 through June 2009 and KPMG International for grants in December 2009, consistent with the valuation for accounting purposes in accordance with Section 3870 of the Handbook. Barrick’s model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For the option grant on December 8, 2009, the key Lattice assumptions were a risk-free interest rate of 0.07% — 3.44% based on the treasury yield curve, a dividend yield of 1.1%, share price volatility of 35% — 40%, and an expected term of 7.0 years. Using these assumptions, the Lattice value of the options granted to the Named Executive Officers on December 8, 2009 is approximately $12.53 per option. For the option grant to Mr. Wilkins on June 30, 2009, the key Lattice model assumptions were a risk-free interest rate of 0.35% — 3.53% based on the treasury yield curve, a dividend yield of 1.1%, share price volatility of 35% — 47%, and an expected term of 5.0 years. Using these assumptions, the Lattice value of the options granted to Mr. Wilkins on June 30, 2009 is approximately $11.33 per option. For the option grant to Mr. Regent on February 6, 2009, the key Lattice assumptions were a risk-free interest rate of 0.44% — 3.05% based on the treasury yield curve, a dividend yield of 1.0%, share price volatility of 35% — 66%, and an expected term of 5.1 years. Using these assumptions, the Lattice value of the options granted to Mr. Regent on February 6, 2009 is approximately $13.94 per option. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable on each of the first, second, third and fourth anniversaries of the date of grant in equal installments. Options were granted at an exercise price equal to the closing price of Barrick Common Shares on the New York Stock Exchange on the date immediately preceding the date of grant. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant. See the “Supplemental Long-Term Incentive Grants Table” below for further detail.

(5)	The amounts shown, other than those for Messrs. Peter Munk and Wilkins, reflect the payouts of the Annual Performance Incentive as described in the “Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentives”. Mr. Peter Munk was not eligible to receive an annual performance incentive. The amount shown for Mr. Peter Munk reflects his discretionary cash award for his role as Interim Chief Executive Officer during 2009 and is equivalent to $6,129,597 (Cdn$7,000,000) per annum prorated from January 1, 2009 to January 15, 2009. The amount shown for Mr. Wilkins reflects his pro-rated 2007 target annual performance incentive pursuant to his Transition Agreement.

(6)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “— Executive Retirement Plan Benefits” below for further detail.

(7)	The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:

			Executive	Financial
			Long-Term	Counseling or Tax
			Disability Plan	Preparation		Club
	Year	Car Lease	Premiums	Services	Parking	Memberships
	(a)	(b)	(c)	(d)	(e)	(f)

Aaron W. Regent	2009	Nil	$47,042	$17,075	$6,315	Nil
	2008	Nil	Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil

Peter Munk	2009	$27,484	Nil	Nil	Nil	$14,672
	2008	$29,738	Nil	Nil	$4,476	$6,156
	2007	$21,194	Nil	Nil	$4,220	$6,622

Gregory C. Wilkins	2009	$29,902	$15,372	Nil	$4,206	Nil
	2008	$32,033	$56,446	Nil	$4,476	$2,659
	2007	$26,361	$71,718	Nil	$4,220	$2,564

Peter J. Kinver	2009	$27,930	$26,686	$14,122	$6,885	Nil
	2008	$29,921	$29,393	$12,198	$7,327	Nil
	2007	$23,268	$30,611	$11,851	$6,918	Nil

Jamie C. Sokalsky	2009	$17,293	$15,118	Nil	$6,885	Nil
	2008	$18,526	$16,195	Nil	$7,327	Nil
	2007	$20,449	$16,484	Nil	$6,918	Nil

Patrick J. Garver	2009	$18,874	Nil	$22,028	$6,885	Nil
	2008	$20,220	Nil	$12,054	$7,327	Nil
	2007	$22,217	Nil	$16,891	$6,918	Nil

Kelvin P.M. Dushnisky	2009	$17,646	$13,175	$8,757	$4,206	Nil
	2008	$20,479	$5,187	$10,971	$4,476	Nil
	2007	$3,991	$5,144	$11,881	$4,220	Nil

      Additional Perquisites Provided to Messrs. Peter Munk, Wilkins, and Garver

Mr. Peter Munk received home security and a personal car and driver for secure transportation in the amounts of $37,211, $54,579, and $47,425 in 2009, 2008, and 2007, respectively. Mr. Peter Munk also received $707 of other perquisites during 2009. Mr. Wilkins received home security in the amount of $4,592, and $4,554 in 2008 and 2007, respectively. Mr. Wilkins also received reimbursement for $67,245 and $51,159 in out-of-pocket medical expenses in 2009 and 2008, respectively. Additionally, the incremental cost of Mr. Wilkins’ personal use of the corporate plane for medical purposes was $39,965 and $60,084 in 2009 and 2008, respectively. The incremental cost of Mr. Wilkins’ personal use of the corporate plane in 2009 and 2008 was based on the variable cost per flight hour of $2,451.84 and $3,283.30, respectively, multiplied by 16.3 and 18.3, respectively, hours of use. The variable cost per flight hour takes into account: fuel, landing fees, airway fees, handling fees, crew expenses, crew positioning costs, catering, commissary, parking and hangar away from Toronto, and some of the maintenance costs (such as oil, fluids, tires, oxygen, nitrogen, hourly maintenance inspection, maintenance driven by cycles, some parts). Additionally, the amounts for Mr. Wilkins in 2008 and 2007 include $6,614 and $3,146, respectively, for Mr. Wilkins’ pro rata share of the Company’s operating costs of a small corporate aircraft which Mr. Wilkins’ used for personal use; such amounts are over and above the amounts paid by Mr. Wilkins to the Company based on the rates charged by the Company. Mr. Garver received benefits under the group healthcare plan available to U.S. employees in addition to his coverage under the group healthcare plan available to Canadian employees. These U.S. healthcare plan benefits in U.S. dollars were $13,622, $18,451, and $16,097 for 2009, 2008, and 2007, respectively. All amounts other than Mr. Garver’s amounts related to coverage under the U.S. healthcare plan are converted from Canadian dollars to U.S. dollars using the Bank of Canada average annual exchange rate in each respective year.

(8)	Mr. Peter Munk, Barrick’s founder and Chairman, served as the Interim Chief Executive Officer from January 1, 2009 until January 15, 2009. During this time, Mr. Munk was paid his regular annual salary for his role as Chairman of the Board as disclosed in column (c), a discretionary cash award in connection with his services as Interim Chief Executive Officer during 2009 as disclosed in column (f1), and the perquisites and benefits as described in column (h) of the Summary Compensation Table. Mr. Peter Munk did not receive any of the director retainers described in “Report on Director Compensation and Equity Ownership — Remuneration”. Mr. Munk ceased to be the Interim Chief Executive Officer on January 15, 2009.

(9)	Mr. Wilkins began a medical leave of absence on March 27, 2008. On June 30, 2008, Mr. Wilkins resigned from his position as President and Chief Executive Officer and was appointed Executive Vice-Chairman. Mr. Wilkins served in this capacity until his death on December 16, 2009. See “— Compensation Discussion and Analysis — Transition Agreement with Mr. Wilkins” for more information about Mr. Wilkins’ compensation arrangements. Mr. Wilkins did not receive any of the director retainers described in “Report on Director Compensation and Equity Ownership — Remuneration”. Upon his death, Mr. Wilkins’ outstanding stock options and RSUs vested immediately pursuant to his transition agreement, valued at $3,182,145 and $7,047,594, respectively, as at December 16, 2009.

The following supplemental table provides details on the stock option, RSU and PRSU awards granted to the Named Executive Officers in 2009.

Supplemental Long-Term Incentive Grants Table

						All Other	All Other
			Estimated Future Payouts Under			Stock	Option
			Equity Incentive Plan Awards			Awards:	Awards:
						Number of	Number of	Exercise
						Shares or	Securities	Price of
						Stock	Underlying	Option	Grant Date
	LTI	Grant	Threshold	Target	Maximum	Units	Options	Awards(1)	Fair Value(2)
Name	Vehicle	Date	(#)	(#)	(#)	(#)	(#)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Aaron W. Regent	Stock Options	2/6/2009					500,000	$38.57	$6,970,000
	Stock Options	12/8/2009					231,791	$42.44	$2,904,341
	RSUs	2/6/2009				103,708			$4,000,018
	RSUs	12/8/2009				33,609			$1,426,366
	PRSUs	12/8/2009	16,805	33,609	67,218				$1,426,366

Peter Munk		Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Gregory C. Wilkins	Stock Options	6/30/2009					101,500	$34.87	$1,149,995
	RSUs	6/30/2009				32,980			$1,150,013

Peter J. Kinver	Stock Options	12/8/2009					114,968	$42.44	$1,440,549
	RSUs	12/8/2009				16,670			$707,475
	PRSUs	12/8/2009	8,335	16,670	33,340				$707,475

Jamie C. Sokalsky	Stock Options	12/8/2009					110,448	$42.44	$1,383,913
	RSUs	12/8/2009				16,015			$679,677
	PRSUs	12/8/2009	8,008	16,015	32,030				$679,677

Patrick J. Garver	Stock Options	12/8/2009					83,561	$42.44	$1,047,019
	RSUs	12/8/2009				12,116			$514,203
	PRSUs	12/8/2009	6,058	12,116	24,232				$514,203

Kelvin P.M. Dushnisky	Stock Options	12/8/2009					68,494	$42.44	$858,230
	RSUs	12/8/2009				9,931			$421,472
	PRSUs	12/8/2009	4,966	9,931	19,862				$421,472

(1)	The closing share price of Barrick Common Shares on the New York Stock Exchange on February 6, 2009, June 30, 2009, and December 8, 2009 was $39.15, $33.55, and $40.51, respectively. The exercise price represents the closing price on the New York Stock Exchange on the day immediately prior to the grant date.

(2)	The amounts are based upon the grant date fair value as described in footnotes 3 and 4, as applicable, to the Summary Compensation Table for Named Executive Officers on page 47.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards
Year Ended December 31, 2009

The following table provides information for all awards to Named Executive Officers outstanding at the end of December 31, 2009.

Outstanding Share Awards and Option Awards (U.S. Dollars)(1)
	Option Awards(2)				Share Awards(3)
	Number of			Value of	Number of	Market or
	Securities			Unexercised	Shares or Units	Payout Value of
	Underlying	Option		In-the-Money	of Shares that	Share Awards
	Unexercised	Exercise	Option	Options or Similar	have not	that have not
	Options	Price(4)	Expiration	Instruments	Vested	Vested
Name	(#)	($)	Date	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Aaron W. Regent
Options: 2/6/2009	500,000	$38.57	2/5/2016	$405,000
Options: 12/8/2009	231,791	$42.44	12/7/2016	$0
Total(5)	731,791			$405,000	155,256	$6,113,981
Peter Munk
Options: 12/4/2000	500,000	$22.55	12/3/2010	$8,532,391
Options: 12/3/2002	300,000	$22.79	12/2/2012	$5,047,774
Options: 12/8/2003	300,000	$28.28	12/7/2013	$3,399,580
Options: 12/7/2004	300,000	$23.80	12/6/2011	$4,674,000
Total	1,400,000			$21,653,745	Nil	Nil
Gregory C. Wilkins
Options: 12/8/2003	382,100	$28.28	12/7/2013	$4,329,931
Options: 12/7/2004	375,000	$23.80	12/6/2011	$5,842,500
Options: 12/15/2005	75,000	$26.84	12/14/2012	$940,500
Options: 12/12/2006	185,767	$30.41	12/11/2013	$1,666,330
Options: 12/4/2007	216,569	$41.08	12/3/2014	$0
Options: 12/9/2008	234,455	$27.25	12/8/2015	$2,843,939
Options: 6/30/2009	101,500	$34.87	6/29/2016	$457,765
Total(6)	1,570,391			$16,080,965	Nil	Nil
Peter J. Kinver
Options: 9/9/2003	10,000	$27.30	9/8/2013	$123,161
Options: 12/8/2003	10,000	$28.28	12/7/2013	$113,319
Options: 12/7/2004	25,000	$23.80	12/6/2011	$389,500
Options: 12/15/2005	50,000	$26.84	12/14/2012	$627,000
Options: 12/12/2006	89,788	$30.41	12/11/2013	$805,398
Options: 12/4/2007	106,172	$41.08	12/3/2014	$0
Options: 12/9/2008	227,421	$27.25	12/8/2015	$2,758,617
Options: 12/8/2009	114,968	$42.44	12/7/2016	$0
Total(7)	633,349			$4,816,995	88,145	$3,471,150
Jamie C. Sokalsky
Options: 12/7/2004	27,500	$23.80	12/6/2011	$428,450
Options: 12/15/2005	50,000	$26.84	12/14/2012	$627,000
Options: 12/12/2006	68,115	$30.41	12/11/2013	$610,992
Options: 12/4/2007	77,384	$41.08	12/3/2014	$0
Options: 12/9/2008	227,421	$27.25	12/8/2015	$2,758,617
Options: 12/8/2009	110,448	$42.44	12/7/2016	$0
Total(8)	560,868			$4,425,059	79,474	$3,129,686

Outstanding Share Awards and Option Awards (U.S. Dollars)(1)
	Option Awards(2)				Share Awards(3)
	Number of			Value of	Number of	Market or
	Securities			Unexercised	Shares or Units	Payout Value of
	Underlying	Option		In-the-Money	of Shares that	Share Awards
	Unexercised	Exercise	Option	Options or Similar	have not	that have not
	Options	Price(4)	Expiration	Instruments	Vested	Vested
Name	(#)	($)	Date	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Patrick J. Garver
Options: 12/15/2005	12,500	$26.84	12/14/2012	$156,750
Options: 12/12/2006	35,605	$30.41	12/11/2013	$319,377
Options: 12/4/2007	78,969	$41.08	12/3/2014	$0
Options: 12/9/2008	78,492	$27.25	12/8/2015	$952,108
Options: 12/8/2009	83,561	$42.44	12/7/2016	$0
Total(9)	289,127			$1,428,235	60,693	$2,390,090
Kelvin P. M. Dushnisky
Options: 12/15/2005	10,000	$26.84	12/14/2012	$125,400
Options: 12/12/2006	51,923	$30.41	12/11/2013	$465,749
Options: 12/4/2007	84,515	$41.08	12/3/2014	$0
Options: 12/9/2008	141,169	$27.25	12/8/2015	$1,712,380
Options: 12/8/2009	68,494	$42.44	12/7/2016	$0
Total(10)	356,101			$2,303,529	62,724	$2,470,071

(1)	The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2009 include (i) each stock option outstanding, (ii) the aggregate number of unvested RSUs plus the aggregate minimum number of unearned PRSUs, and (iii) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2009. For options, RSUs or PRSUs denominated in U.S. dollars (grants beginning in 2004), the closing share price of Barrick Common Shares is based on the closing price on the New York Stock Exchange as at December 31, 2009 ($39.38 per share). For options, RSUs or PRSUs denominated in Canadian dollars (grants prior to 2004), the closing price of Barrick Common Shares is based on the closing price on the Toronto Stock Exchange as at December 31, 2009 ($41.46 per share), converted to U.S. dollars based on the Bank of Canada noon exchange rate (1.0466). The value realized upon vesting of the RSUs or PRSUs will depend on the value of a Barrick Common Share on the five trading days preceding the date of vesting.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSU awards granted prior to December 2008 will vest on the third anniversary of the date of grant. RSU awards granted in December 2008 and after will vest 30 months from the date of grant. PRSUs granted in 2008 will vest, if earned, on December 9, 2011. PRSUs granted in 2009 will vest, if earned, on December 8, 2012.

(4)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. The closing share price on the day of grant was higher than the exercise price for three option grants. The December 4, 2000 option grant (denominated in Canadian dollars) exercise price is $22.55 (converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2009) and the closing share price on the Toronto Stock Exchange on the day of grant was $23.17 (converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2009). The December 15, 2005 option grant (denominated in U.S. dollars) exercise price is $26.84 and the closing share price on the New York Stock Exchange on the day of grant was $26.90. The December 9, 2008 option grant (denominated in U.S. dollars) exercise price is $27.25 and the closing share price on the New York Stock Exchange on the day of grant was $27.75.

(5)	Mr. Regent’s total share-based awards include 16,804 PRSUs (33,609 PRSUs at target), 137,317 RSUs and 1,135 RSU dividend equivalents.

(6)	Mr. Wilkins’ RSUs and PRSUs vested immediately upon his death on December 16, 2009 pursuant to his transition agreement.

(7)	Mr. Kinver’s total share-based awards include 19,803 PRSUs (39,606 PRSUs at target), 67,338 RSUs, 125 PRSU dividend equivalents and 879 RSU dividend equivalents.

(8)	Mr. Sokalsky’s total share-based awards include 19,476 PRSUs (38,951 PRSUs at target), 59,164 RSUs, 125 PRSU dividend equivalents and 709 RSU dividend equivalents.

(9)	Mr. Garver’s total share-based awards include 13,122 PRSUs (26,245 PRSUs at target), 46,872 RSUs, 77 PRSU dividend equivalents and 622 RSU dividend equivalents.

(10)	Mr. Dushnisky’s total share-based awards include 13,292 PRSUs (26,583 PRSUs at target), 48,659 RSUs, 91 PRSU dividend equivalents and 682 RSU dividend equivalents.

Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2009

The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the annual performance incentives in 2009.

			Non-Equity
	Option-Based	Share-Based	Incentive Plan
	Awards —	Awards —	Compensation
	Value Vested	Value Vested	Value Earned
Name	During the Year(1)	During the Year(2)	During the Year
(a)	(b)	(c)	(d)

Aaron W. Regent	Nil	Nil	$2,536,778
Peter Munk	Nil	Nil	$252,189
Gregory C. Wilkins(3)	$4,746,869	$10,722,866	$942,215
Peter J. Kinver	$1,199,237	$1,799,515	$846,760
Jamie C. Sokalsky	$1,138,036	$1,532,495	$938,704
Patrick J. Garver	$623,400	$1,570,658	$738,179
Kelvin P.M. Dushnisky	$793,515	$901,494	$698,774

(1)	The value that would have been realized from options (all of which are denominated in U.S. dollars) is determined by multiplying the fraction of each option grant that vested during 2009 by the difference between the closing share price on the New York Stock Exchange on the date of vesting and the exercise price of the option. The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. For the December 15, 2005 grant, the closing share price on the New York Stock Exchange on the day of grant ($26.90) was higher than the exercise price ($26.84)

(2)	The value of RSUs that vested in 2009 (all of which were denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of vesting, converted to U.S. dollars based on the Bank of Canada noon rate on the day preceding the third anniversary of the date of grant pursuant to the RSU plan.

(3)	Amounts for Mr. Wilkins include the value of options and RSUs that vested regularly according to their original terms ($1,564,724 and $3,675,274, respectively) and the value of options and RSUs for which vesting accelerated upon his death on December 16, 2009 ($3,182,145 and $7,047,592, respectively).

Executive Retirement Plan Benefits

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a defined contribution plan in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The Executive Retirement Plan covers all officers of the Company, except Mr. Peter Munk, Chairman, and Mr. C.W.D. Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan. As at December 31, 2009, 34 officers of the Company, including all of the Named Executive Officers other than Mr. Peter Munk, participated in the Executive Retirement Plan. Mr. Wilkins ceased participation in the Executive Retirement Plan upon his death on December 16, 2009.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of Government of Canada Marketable Bonds with Average Yields Over 10 Years as published in the Bank of Canada Weekly Financial Statistics for the month of January of the calendar year. For 2009, this interest rate was 3.74%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, one Named Executive Officer, Mr. Garver, is eligible to retire and receive a payout of his Executive Retirement Plan account balance.

Upon termination, other than for cause, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount paid as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. No payments are made in the event of termination for just cause. See “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements” for payments made upon termination following a change of control.

As at December 31, 2009, the total accrued Executive Retirement Plan liability for present and past participants was $21,073,279, a decrease of $153,502 from the accrued liability reported as at December 31, 2008. (The 2009 accrued liability denominated in Canadian dollars is converted to U.S. dollars using the Bank of Canada closing exchange rate as at December 31, 2009.) The decrease in accrued liability is calculated as the difference between the amount reported as at December 31, 2009 ($21,073,279) and the amount reported as at December 31, 2008 ($21,226,780). Account balances for each of the Named Executive Officers as at December 31, 2009 are shown in column (e) of the table below, converted to U.S. dollars based on the 2009 average annual exchange rate.

Defined Contribution Plan Table(1)
(as at December 31, 2009)

	Accumulated			Accumulated
	Value at Start			Value at
Name	of Year	Compensatory	Non-compensatory	Year End
(a)	(b)	(c)	(d)	(e)

Aaron W. Regent	Nil	$574,995	$3,165	$578,159
Peter Munk	Nil	Nil	Nil	Nil
Gregory C. Wilkins	$2,958,963	$350,126	$112,072	$3,421,161
Peter J. Kinver	$1,354,426	$257,312	$52,853	$1,664,590
Jamie C. Sokalsky	$1,600,321	$265,981	$61,958	$1,928,260
Patrick J. Garver	$1,737,627	$224,343	$66,895	$2,028,865
Kelvin P.M. Dushnisky	$722,844	$197,942	$28,608	$949,394

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for 2009 — 1.1420.

Potential Payments Upon a Change-in-Control or Termination

During 2009, Barrick was a party to change-in-control severance agreements with the Covered Executives which provide for certain payments if the executive was to be terminated by Barrick within the protection period following a change of control for reasons other than cause, disability or retirement or if the Executive terminated his employment for Good Reason within the protection period. The protection period during 2009 was one year following a change-in-control; however, the Committee determined to increase the protection period to two years following a change-in-control beginning in 2010 in connection with a number of modifications to the change-in-control severance arrangements. The terms of the change-in-control agreements that were in effect during 2009 and the changes that took effect on February 17, 2010 are summarized in the sections “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements — In Effect During 2009” and “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements” above. The agreements in effect as at February 17, 2010 prohibited the Covered Executive from soliciting Barrick employees and required the Covered Executive to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of two and one-half years (three years for the Chief Executive Officer) following termination. Mr. Peter Munk is not party to a change-in-control agreement with the Company.

In the case of Mr. Wilkins, Barrick entered into a transition agreement for his term as Executive Vice-Chairman. The provisions of this agreement did not provide for any special payments upon a change-in-control, but they did provide for certain payments upon termination, death, disability or resignation for health reasons. The provisions are described in detail in “Compensation Discussion and Analysis — Transition Agreement with Mr. Wilkins”.

In addition to these agreements, Barrick’s RSU plan also provides for acceleration of vesting upon a termination for death, disability or retirement. According to the RSU plan, the Compensation Committee may, in its discretion, accelerate vesting for other types of terminations. The terms of the PRSUs also provide for acceleration of vesting in the event of a termination other than for cause, disability or retirement, or by the executive for good reason or death following a change-in-control based on the lapse of time in the performance cycle and actual performance through the date of termination. See “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements — In Effect During 2009” for further detail. The Compensation Committee may, in its discretion, accelerate vesting of PRSUs for other types of terminations. Also, Barrick’s Stock Option Plan (2004) specifies acceleration of unvested options and/or exercisability periods under a number of termination scenarios (as described below). The Committee may, in its discretion, accelerate vesting and/or extend the exercise period (but not beyond the original term to expiry) in the cases of normal retirement, death or, when not associated with a change-in-control, termination by the Company without cause.

There is no policy or plan in place that provides for any payment of in-cycle annual performance incentive upon termination. Barrick has historically made these determinations on a case-by-case basis.

The following discussion describes potential payments upon terminations or change-in-control situations.

Non-Change-In-Control Terminations for all Named Executive Officers other than Mr. Peter Munk

Voluntary Termination

In the event of a voluntary termination, the executive is entitled to receive any earned but unpaid compensation, a payout of his Executive Retirement Plan account balance (see “— Executive Retirement Plan Benefits” above for a description of the plan), and the amount of his vested equity. Unvested options, RSUs, and PRSUs are forfeited. Options that are exercisable on the day of termination remain exercisable for three months in the case of options granted under the Amended and Restated Stock Option Plan (2002) and for six months in the case of options granted under the Stock Option Plan (2004) (or the original term to expiry, if earlier).

Retirement

Upon retirement, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his unvested RSUs. Additionally, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years or the original term to expiry. Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. None of the Named Executive Officers is eligible to retire based on Barrick’s normal age of retirement (65); therefore, such amounts are shown as “nil” in the table below. Mr. Garver is eligible for normal retirement for purposes of the Executive Retirement Plan (age 55), in which case he is eligible to receive a payout of his accrued retirement account balance.

Termination for Cause

In the event of termination by the Company for “cause”, the executive is entitled to receive any earned but unpaid compensation. All options (vested and unvested) are forfeited immediately as are any unvested RSUs and PRSUs.

Pursuant to the RSU plan, “cause” is defined as:

(i)	willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the

Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(ii)	willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(iii)	the conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of this paragraph (iii), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the plan.

Termination without Cause

In the event of termination by the Company without cause, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus the Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. For the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. The executive would also be entitled to receive benefits pursuant to Canadian statutory and common law.

Death and Disability

In the event of a termination due to death or disability, the executive or his estate is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his RSUs (amount shown in the table below). Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. In the event of a termination due to a disability, the vesting schedule and exercise period of options are not affected. In the event of the executive’s death, vested options remain exercisable for six months from the date of death. Additionally, in the event of death, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. Pursuant to the RSU Plan, “disability” means, with respect to a participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick company for more than nine consecutive months and failure by the participant to return to full-time performance of his or her duties within 30 days after written demand by such Barrick company to do so given at any time after the expiry of such nine-month period.

Change-In-Control Terminations for Covered Executives

No payments are made, nor is the vesting on equity accelerated solely upon the occurrence of a change-in-control (“single-trigger”). Payments and acceleration of vesting on equity only occur upon certain terminations following a change-in-control (“double-trigger”).

Termination for Cause, Disability, or Retirement Following a Change-In-Control

Terminations for cause, disability, or retirement following a change-in-control are treated the same as they are in non-change-in-control situations. None of our Named Executive Officers is eligible to retire based on Barrick’s normal age of retirement (65); therefore, such amounts are shown as “nil” in the table below. Mr. Garver is eligible for normal retirement for purposes of the Executive Retirement Plan, in which case he is eligible to receive a payout of his accrued retirement account balance.

Termination other than for Cause, Disability or Retirement, or by the Executive for Good Reason or Death Following a Change-In-Control

In the event of a termination other than for cause, disability, or retirement, or by the executive for “good reason” or death within one year following a change-in-control as at December 31, 2009 (two years following a change-in-control under the new severance arrangements that took effect on February 17, 2010), the executive is entitled to receive the same amounts as in the event of a voluntary termination plus the items identified in the “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements — In Effect During 2009” (amounts shown in the table below). In addition, stock options that are not yet exercisable become exercisable and any restrictions on RSUs shall immediately lapse. Also, the PRSU grants will vest fully or partially depending on how much of each grant’s performance cycle is completed. See “Compensation Discussion and Analysis — Change-in-Control Severance Arrangements” for further details.

Pursuant to the change-in-control agreements, “good reason” means the occurrence, after a change-in-control, of any of the following events without the Covered Executive’s written consent:

•	The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive’s yearly annual incentive, excluding any diminution in the Covered Executive’s yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive’s yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the Covered Executive, calculated in the manner described in sub-paragraph (b) in “Compensation Discussion and Analysis — Change in Control Arrangements In Effect During 2009”;

•	Any failure by the Company to comply with any other terms of the Covered Executive’s employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

•	The Company requiring the Covered Executive (i) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (ii) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change-in-control; or

•	Any other purported termination by the Company of the Covered Executive’s employment other than for cause.

Estimated Payments Upon Change-in-Control or Termination

The following table discloses the amounts payable to the Named Executive Officers, other than Messrs. Peter Munk and Wilkins, under a number of termination or change-in-control circumstances that exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, amounts disclosed in the table below assume that a change-in-control occurred and/or the executive’s employment terminated on December 31, 2009. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee uses discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the table for unvested equity acceleration due to a termination in connection with a change-in-control.

Potential Payments Upon Change-in-Control or Termination

	A. Regent	P. Kinver	J. Sokalsky	P. Garver	K. Dushnisky

Voluntary Termination
Total	Nil	Nil	Nil	Nil	Nil

Termination without Cause
Total	Nil	Nil	Nil	Nil	Nil

Retirement
Total	Nil	Nil	Nil	Nil	Nil

Termination upon Death or Disability
Unvested Equity Acceleration RSUs(1)	$5,497,929	$2,708,897	$2,377,557	$1,885,987	$1,959,331
Total	$5,497,929	$2,708,897	$2,377,557	$1,885,987	$1,959,331

Termination in Connection with Change-in-Control Under Severance Arrangements Effective in 2009 (by the Company other than for cause, disability or retirement, or by the executive for good reason)

Cash Severance(2)
Base Salary	$4,058,670	$2,605,953	$2,503,503	$2,272,329	$1,862,523
Annual Incentive	$5,073,336	$3,166,374	$2,601,576	$2,380,911	$1,960,596

Unvested Equity Acceleration
Options(3)	$405,000	$2,270,312	$2,221,710	$873,772	$1,423,147
RSUs(1)	$5,497,929	$2,708,897	$2,377,557	$1,885,987	$1,959,331
PRSUs(4)	$30,259	$15,010	$14,415	$10,920	$8,935

Benefits and Perquisites
Incremental Executive Retirement Plan(5)	$1,724,984	$111,307	$636,098	Nil	$593,827
Continued Benefits and Perquisites(6)	$54,927	$126,135	$88,209	$97,584	$79,314
Job Relocation Counseling Service(7)	$21,891	$21,891	$21,891	$21,891	$21,891
280G Gross-Up	Nil	Nil	Nil	Nil	Nil
Total	$16,866,996	$11,025,879	$10,464,959	$7,543,394	$7,909,564

Termination in Connection with Change-in-Control Under Severance Arrangements Effective on February 17, 2010 Had Such Arrangements Been in Effect as at December 31, 2009
(by the Company other than for cause, disability or retirement, or by the executive for good reason)

Cash Severance(2)
Base Salary	$4,058,670	$2,171,628	$2,086,253	$1,893,608	$1,552,103
Annual Incentive	$5,073,336	$2,638,645	$2,167,980	$1,984,093	$1,633,830

Unvested Equity Acceleration
Options(3)	$405,000	$2,270,312	$2,221,710	$873,772	$1,423,147
RSUs(1)	$5,497,929	$2,708,897	$2,377,557	$1,885,987	$1,959,331
PRSUs(4)	$30,259	$15,010	$14,415	$10,920	$8,935

	A. Regent	P. Kinver	J. Sokalsky	P. Garver	K. Dushnisky

Benefits and Perquisites
Incremental Executive Retirement Plan(5)	$1,724,984	$111,307	$636,098	Nil	$494,856
Continued Benefits and Perquisites(6)	$54,927	$105,113	$73,508	$84,726	$66,095
Job Relocation Counseling Service(7)	$21,891	$21,891	$21,891	$21,891	$21,891
280G Gross-Up	Nil	Nil	Nil	Nil	Nil
Total	$16,866,996	$10,042,803	$9,599,412	$6,754,997	$7,160,188

Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)	The amounts stated in the table represent the product of (i) the number of shares whose restrictions lapsed because of the termination and (ii) $39.71 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of assumed vesting, December 31, 2009, converted to U.S. dollars based on the Bank of Canada noon rate on the day preceding the third anniversary of the date of grant pursuant to the RSU plan).

(2)	For purposes of this analysis, each executive’s compensation (in U.S. dollars) at the time of each triggering event was assumed to be as stated below. The listed salary is the executive’s actual rate of pay as at December 31, 2009. The listed annual performance incentive amount represents the greater of the executive’s target annual performance incentive or the average of the annual performance incentive amounts earned in fiscal years 2006, 2007, and 2008 (the three years of paid annual performance incentives prior to the change-in-control).

	Salary	Bonus

A. Regent	$1,352,890	$1,691,112
P. Kinver	$868,651	$1,055,458
J. Sokalsky	$834,501	$867,192
P. Garver	$757,443	$793,601
K. Dushnisky	$620,841	$653,532

(3)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (i) the difference between $39.38 (the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2009) and the options’ exercise prices, by (ii) the number of stock options whose restrictions lapsed because of the termination.

(4)	The amounts stated in the table represent the product of (i) the pro-rated portion of the target number of PRSUs granted on December 9, 2008 and December 8, 2009 (0 and 705, respectively, for Mr. Regent; 8,195 and 350, respectively, for Mr. Kinver; 8,195 and 336, respectively, for Mr. Sokalsky; 5,048 and 254, respectively, for Mr. Garver; and 5,950 and 208, respectively, for Mr. Dushnisky), (ii) the portion that vested based on performance between the start of each cycle and December 31, 2009 (0% and 108% for 2008 and 2009 grants, respectively), and (iii) $39.71 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of assumed vesting, December 31, 2009, converted to U.S. dollars based on the Bank of Canada noon rate on the date preceding the third anniversary of the date of grant pursuant to the RSU plan).

(5)	Messrs. Regent and Dushnisky are more than three years from the normal retirement age for the Executive Retirement Plan (55). Accordingly, their amounts assume three times their respective 2009 Executive Retirement Plan contributions under arrangements effective in 2009 (for severance arrangements effective as of February 17, 2010, the multiple is three times for Mr. Regent and is two and one-half times for Mr. Dushnisky). Each of Messrs. Kinver and Sokalsky is less than three years from normal retirement age for the Executive Retirement Plan (for severance arrangements effective as of February 17, 2010, the criteria is two and one-half years from normal retirement age which Messrs. Kinver and Sokalsky also meet) so their amounts equal (i) their 2009 Executive Retirement Plan contributions multiplied by (ii) a fraction equal to the number of days between December 31, 2009 and the date each reaches normal retirement age for the Executive Retirement Plan divided by 365. Mr. Garver is past the normal retirement age for the Executive Retirement Plan (55) and therefore his amount is $0. All amounts are converted to U.S. dollars based on the Bank of Canada’s average annual exchange rate for 2009 (1.1420). Additionally, amounts previously accrued under the Executive Retirement Plan would be paid out. These accrued amounts are shown in the table under “— Executive Retirement Plan Benefits”.

(6)	The agreements effective in 2009 provide three years of continued benefits under all life insurance, medical, dental, health and accidental and disability plans, and three years of continued use of the automobile provided to the executive by Barrick (for severance arrangements effective as of February 17, 2010, the continued benefit period is three years for Mr. Regent and two and one-half years for other Named Executive Officers, and Barrick will provide a cash payment in lieu of the continued use of the automobile for three years for Mr. Regent and two and one-half years for the other Named Executive Officers). The amounts shown below reflect the amounts for these items pursuant to the agreements effective in 2009. All amounts have been converted to U.S. dollars based on the Bank of Canada’s average annual exchange rate for 2009 (1.1420).

	Group Life	Group AD&D	Group Health	Car Lease

A. Regent	$7,434	$7,285	$3,590	Nil
P. Kinver	$9,225	$1,300	$3,590	$27,930
J. Sokalsky	$7,329	$1,191	$3,590	$17,293
P. Garver	$2,798	$455	$3,590	$18,874
K. Dushnisky	$4,475	$727	$3,590	$17,646

In addition, the amounts for Mr. Garver include the cost of continuation of healthcare benefits for U.S. employees under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) (for 18 months) as paid for by Barrick ($20,433).

(7)	The agreements provide for 18 months of job relocation counseling services (under the new severance arrangements effective as of February 17, 2010, this benefit is provided up to a maximum of Cdn$25,000). The amounts shown here are the estimated cost of this service (Cdn$25,000 converted to U.S. dollars using the Bank of Canada’s average annual exchange rate for 2009 (1.1420)).

PART SIX — OTHER INFORMATION

Equity Compensation Plan Information

Barrick has implemented two compensation plans under which Barrick Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”), and in 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors are eligible to receive options under the Amended and Restated Plan. However, the Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan. A Committee of the Board of Directors (the “Committee”) administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained.

The following table provides information as of December 31, 2009 and March 1, 2010 regarding the Barrick Common Shares issuable upon the exercise of options outstanding under each of the Stock Option Plans as well as the number of Barrick Common Shares remaining available for issuance under each of the Stock Option Plans.

	Number of Shares				Number of Shares Remaining
	Reserved to be Issued		Weighted Average		Available for Future Issuance
	Upon Exercise of		Exercise Price		Under Equity Compensation Plans
	Outstanding Options		of Outstanding Options		(Excluding Shares Reflected
	(a)		(b)		in Column (a))
	as at	as at	as at	as at	as at	as at
Equity Compensation Plans	December 31,	March 1,	December 31,	March 1,	December 31,	March 1,
Approved by Shareholders(1)	2009	2010	2009	2010	2009	2010

Amended and Restated Stock Option Plan (2002)	3,235,708	3,177,608	$25.59	$25.71	6,080,312	6,080,312
Stock Option Plan (2004)	8,881,864	8,820,170	$33.30	$33.27	3,421,677	3,474,638

(1)	In addition, Barrick inherited the stock option plans of Placer Dome Inc., and Homestake Mining Company in connection with its acquisitions of those companies. As at December 31, 2009, 332,004 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $17.30. As at March 1, 2010, 297,508 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $17.36. As at December 31, 2009, 7,865 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $9.91. As at March 1, 2010, 6,302 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $8.96. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc. or Homestake Mining Company Stock Option Plan. Options granted under the Amended and Restated Stock Option Plan are priced in Canadian dollars. Options granted under the Placer Dome Inc. 1987 Stock Option Plan were issued in Canadian and U.S. dollar exercise prices. Options granted under the Stock Option Plan (2004) and the Homestake Mining Company Stock Option Plan are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2009 and March 1, 2010, respectively.

Key Features of Barrick’s Stock Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Common Shares Issuable	35,000,000 Barrick Common Shares	16,000,000 Barrick Common Shares
Total Barrick Common Shares Issued and Issuable as of March 1, 2010	23,444,188 Barrick Common Shares, representing 2.38% of the Company’s outstanding capital as of that date.[1]	12,534,166 Barrick Common Shares, representing 1.27% of the Company’s outstanding capital as of that date.[2]
Stock Options Available for Issue as of March 1, 2010	6,080,312 stock options remained available for grant, representing 0.62% of the Company’s then outstanding capital.	3,465,834 stock options remained available for grant representing 0.35% of the Company’s then outstanding capital.
Issuance Limits	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.
In addition, the 2004 Plan (a) limits the aggregate number of Barrick Common Shares issuable to insiders of the Company pursuant to options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Barrick Common Shares and (b) limits the number of Barrick Common Shares issued to insiders in any one year period under options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Barrick Common Shares.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management

1 As of March 1, 2010, 20,266,580 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.06% of the Company’s outstanding capital as of that date. As of March 1, 2010, there were options outstanding to purchase an aggregate of 3,177,608 Barrick Common Shares under the Amended and Restated Plan, representing 0.32% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.
2 As of March 1, 2010, 3,713,996 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.38% of the Company’s outstanding capital as of that date. As of March 1, 2010, there were options outstanding to purchase an aggregate of 8,820,170 Barrick Common Shares under the 2004 Plan, representing 0.90% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.

who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee.

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of Barrick securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

The expiry date of any option outstanding is extended in the event the option would otherwise expire during or within 10 business days of a Blackout Period to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board of Directors, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

Indebtedness of Directors and Officers

The Company does not grant loans to its directors or senior officers or their associates. The following table sets forth, as at March 1, 2010, the outstanding indebtedness owed to the Company or its subsidiaries by any present and former directors, officers and employees of Barrick and its subsidiaries, including indebtedness in connection with the purchase of securities, other than “routine indebtedness” under applicable Canadian securities laws.

		Largest Amount	Amount
	Involvement of	Outstanding	Outstanding as at
Name and Principal Position	Issuer or Subsidiary	during 2009	March 1, 2010

Allison Kahl(1)	Corporation Loan	$164,423	$109,443
Regional Manager, Environmental Programs (Santiago, Chile)
Robert Mayne-Nicholls(2)	Corporation Loan	$72,878	$64,147
General Manager, Zaldivar Mine (Antofagasta, Chile)

(1)	The loan to Ms. Kahl was made in July 2009 and is not secured against Ms. Kahl’s residence. The loan is denominated in U.S. dollars and is to be repaid by Ms. Kahl through equal installments of $5,000 on a monthly basis, with no interest accruing.

(2)	The loan to Mr. Mayne-Nicholls was made in October 2007 and is not secured against Mr. Mayne-Nicholls’ residence. The loan is denominated in Chilean pesos and is to be repaid by Mr. Mayne-Nicholls through equal installments over 60 months, with no interest accruing. Amounts were converted to U.S. dollars using the Central Bank of Chile’s Observed Dollar Rate on the applicable date.

Directors’ and Officers’ Insurance and Indemnification

During 2009, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $1.8 million. The policy provides coverage to each director and officer of $150 million in the policy year from July 12, 2009 to July 12, 2010.

In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

During 2009, certain current and former officers were either indemnified by the Company or paid by the insurer under the Company’s directors’ and officers’ insurance policy for costs incurred by them in their capacity as directors and officers of Barrick. Randall Oliphant (former Chief Executive Officer), John K. Carrington (former Chief Operating Officer), and Jamie C. Sokalsky (current Chief Financial Officer) and the Company were named as defendants in Wagner v. Barrick, a securities class action complaint filed in the U.S. District Court for the Southern District of New York in 2003. On November 6, 2009, the Court approved a settlement of the complaint, pursuant to which Barrick and the individual defendants, agreed to settle the complaint for $24 million. The complaint was subject to coverage under the Company’s directors and officers insurance policy. During 2009, $6,300 was paid by the Company on behalf of Mr. Oliphant and $700 was paid by the Company on behalf of Mr. Carrington in connection with their respective defense costs in this litigation. In addition, the Company retained a law firm to act as common defense counsel for the Company and the three individual defendants; these defense costs were subject to coverage under the Company’s directors’ and officers’ insurance policy and amounted to $485,500 in 2009.

Availability of Disclosure Documents

Barrick will provide to any person, upon request to its Investor Relations Department, a copy of:

(1)	its 2009 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its consolidated financial statements for the year ended December 31, 2009, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company’s consolidated financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2009, copies of which may be obtained by shareholders by contacting Barrick as set out below.

Barrick’s Investor Relations Department may be reached at:

Toll-free number within Canada and the United States:  800-720-7415
Telephone: 416-861-9911
Fax: 416-861-0727
Email: investor@barrick.com

Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street
P.O. Box 212
Toronto, Ontario M5J 2S1
Canada

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors. A copy of this Circular has been sent to each director, each shareholder entitled to notice of the Meeting, and the auditors of the Company.

Toronto, Ontario, March 12, 2010	By Order of the Board of Directors Sybil E. Veenman Senior Vice-President, Assistant General Counsel and Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

     Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

     Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

A-1

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

     Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

     Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

     Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

     Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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